FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Ur-Energy Inc.
55 Metcalfe Street, Suite 1300
Ottawa, Ontario K1P 6L5

2.	Date of Material Change

December 18, 2013

3.	News Release

Attached as Schedule A is a copy of the news release issued by Ur-Energy Inc. (the “Company” or “Ur-Energy”) on December 19, 2013 at Denver, Colorado via PR Newswire.

4.	Summary of Material Change

Ur-Energy announced that it has entered into definitive agreements with a number of new and existing accredited investors in connection with a private placement, or PIPE, financing. Upon closing of the PIPE financing, Ur-Energy will receive gross proceeds of approximately $5.18 million resulting from the sale and issuance of approximately 4,709,089 units at a purchase price of US$1.10 per unit. Each unit consists of one common share and one-half of a warrant to purchase one common share at an exercise price of US$1.35 per share. The warrants are exercisable for three years.

The financing, which is expected to close prior to the close of business on December 20, 2013, is subject to the satisfaction of certain customary closing conditions contained in the securities purchase agreement, including receipt of applicable regulatory approvals. In connection with the financing, the Company has agreed to file a registration statement with the U.S. Securities and Exchange Commission registering the resale of the common shares issued as part of the units and the common shares issuable upon exercise of the warrants.

5.	Full Description of Material Change

Ur-Energy announced that it has entered into definitive agreements with a number of new and existing accredited investors in connection with a private placement, or PIPE, financing. A copy of the purchase agreement is attached hereto as Schedule B. Upon closing of the PIPE financing, Ur-Energy will receive gross proceeds of approximately $5.18 million resulting from the sale and issuance of approximately 4,709,089 units at a purchase price of US$1.10 per unit. Each unit consists of one common share and one-half of a warrant to purchase one common share at an exercise price of US$1.35 per share. The warrants are exercisable for three years. A copy of the form of warrant is attached hereto as Schedule C.

The financing, which is expected to close prior to the close of business on December 20, 2013, is subject to the satisfaction of certain customary closing conditions contained in the securities purchase agreement, including receipt of applicable regulatory approvals. In connection with the financing, the Company has agreed to file a registration statement with the U.S. Securities and Exchange Commission registering the resale of the common shares issued as part of the units and the common shares issuable upon exercise of the warrants. A copy of the registration rights agreement is attachede hereto as Schedule D.

Ur-Energy expects to use the proceeds to partially satisfy payments due in connection with the consummation of the Company’s previously announced acquisition of Pathfinder Mines Corporation.

Roth Capital Partners acted as lead placement agent for the transaction and co-placement agents were GVC Capital LLC and H.C. Wainwright & Co., LLC.

BlackRock, an insider of the Company, is expected to subscribe for 1,818,181 units under the financing. The participation of BlackRock in the financing constitutes a Related Party Transaction within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) of the Securities Act (Ontario). The board of directors of the Company determined that the transaction is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 and, along with the audit committee, unanimously approved the financing, including BlackRock’s participation. The material change report in respect of the transaction was not filed 21 days in advance of the closing of the financing. The shorter period was necessary in order to permit the Company to sign and close the financing in a timeframe consistent with usual market practice for transactions of this nature.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Roger L. Smith, CFO/CAO

Ur-Energy Inc.

10758 W. Centennial Road, Suite 200
Littleton, Colorado 80127

Telephone: 720-981-4588

9.	Date of Report

December 20, 2013

Schedule A

Ur-Energy Raises $5.18 Million Private Placement Financing

Littleton, Colorado (PR Newswire – December 19, 2013) Ur-Energy Inc. (TSX:URE, NYSE MKT:URG) (“Ur-Energy” or the “Company”) today announced that it has entered into definitive agreements with a number of new and existing accredited investors in connection with a private placement, or PIPE, financing. Upon closing of the PIPE financing, Ur-Energy will receive gross proceeds of approximately $5.18 million resulting from the sale and issuance of approximately 4,709,089 units at a purchase price of US$1.10 per unit. Each unit consists of one common share and one-half of a warrant to purchase one common share at an exercise price of US$1.35 per share. The warrants are exercisable for three years.

The financing, which is expected to close prior to the close of business on December 20, 2013, is subject to the satisfaction of certain customary closing conditions contained in the securities purchase agreement, including receipt of applicable regulatory approvals. In connection with the financing, the Company has agreed to file a registration statement with the U.S. Securities and Exchange Commission registering the resale of the common shares issued as part of the units and the common shares issuable upon exercise of the warrants.

Ur-Energy expects to use the proceeds to partially satisfy payments due in connection with the consummation of the Company’s previously announced acquisition of Pathfinder Mines Corporation.

Roth Capital Partners acted as lead placement agent for the transaction and co-placement agents were GVC Capital LLC and H.C. Wainwright & Co., LLC.

Blackrock, Inc. (“Blackrock”), an insider of the Company, through one of its investment advisory subsidiaries, is expected to subscribe for 1,818,181 units under the financing. The participation of Blackrock in the financing constitutes a Related Party Transaction within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) of the Securities Act (Ontario). The board of directors of the Company determined that the transaction is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 and, along with the audit committee, unanimously approved the financing, including Blackrock’s participation. The material change report in respect of the transaction was not filed 21 days in advance of the closing of the financing. The shorter period was necessary in order to permit the Company to sign and close the financing in a timeframe consistent with usual market practice for transactions of this nature.

This press release shall not constitute an offer to sell or the solicitation of the offer to buy securities. The securities offered and sold in the private placement have not been registered under the Securities Act of 1933, or any state securities laws, and may not be offered or sold in the United States absent registration, or an applicable exemption from registration under the Securities Act of 1933 and applicable state securities laws.

About Ur-Energy

Ur-Energy is a junior uranium mining company operating the Lost Creek in-situ recovery uranium facility in south-central Wyoming. The Lost Creek processing facility has a two million pounds per year nameplate capacity with a one million pound annual rate planned from the mining areas at Lost Creek. Ur-Energy engages in the identification, acquisition, exploration development, and operation of uranium projects in the United States and Canada. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol "URE" and on the NYSE MKT under the symbol "URG". Ur-Energy's corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy's website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
rich.boberg@ur-energy.com	wayne.heili@ur-energy.com

Cautionary Note Regarding Forward-Looking Information

This release may contain "forward-looking statements" within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., the closing of the offering and the use of proceeds from the proposed offering) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, necessary regulatory approvals, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management's beliefs, expectations or opinions that occur in the future.  Additional risks relating to Ur-Energy may be found in current and periodic reports filed by Ur-Energy with Canadian securities regulatory authorities on www.sedar.com and the U.S. Securities and Exchange Commission at http://www.sec.gov/edgar.shtml.

Schedule B

This document is only being and may only be distributed to and directed at (i) persons outside the United Kingdom; or (ii) persons in the United Kingdom who are (a) an “authorised person” within the meaning of Section 31(2) of the United Kingdom Financial Services and Markets Act 2000 ("FSMA") and (b) within the categories of persons referred to in Article 19 (Investment professionals) or Article 49 (high net worth companies, unincorporated associations, etc.) of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Financial Promotion Order"); or (iii) are within Switzerland and are qualified investors within the meaning of Article 10 para 3 and 4 of the Swiss Federal Act on Collective Investment Schemes ("CISA") and Article 6 of the Ordinance on Collective Investment Schemes (all such persons together being referred to as "relevant persons"). The securities being offered hereunder are only available to, and any invitation, offer or agreement to subscribe for, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. This document is not a prospectus for the purposes of Section 85(1) of FSMA. Accordingly, this document has not been approved as a prospectus by the United Kingdom Financial Services Authority ("FSA") under Section 87A of FSMA and has not been filed with the FSA pursuant to the United Kingdom Prospectus Rules nor has it been approved by a person authorized under FSMA.

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT (“Agreement”) is made as of the 18th day of December 2013 by and among Ur-Energy Inc., a corporation continued under the laws of Canada (the “Company”), and the Investors set forth on the signature pages affixed hereto (each an “Investor” and collectively the “Investors”).

Recitals

A. The Company and the Investors are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the U.S. Securities Act and Rule 506 of Regulation D promulgated by the SEC and the equivalent provisions of securities laws of any other applicable jurisdiction; and

B. The Investors wish to purchase from the Company, and the Company wishes to sell and issue to the Investors (the “Offering”), upon the terms and conditions stated in this Agreement, up to 10,909,090 Units of the Company, each Unit comprising one common share (together with any securities into which such shares may be reclassified, whether by amalgamation, amendment to the articles of the Company or otherwise, the “Common Shares”) and one half Warrant, at purchase price of US$1.10 per Unit (the “Per Unit Purchase Price”); and

C. Contemporaneous with the sale of the Units, the parties hereto will execute and deliver a Registration Rights Agreement, in the form attached hereto as Exhibit A (the “Registration Rights Agreement”), pursuant to which the Company will agree to register the Securities issued hereunder for resale under the U.S. Securities Act, and the rules and regulations promulgated thereunder.

In consideration of the mutual promises made herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Definitions. In addition to those terms defined above and elsewhere in this Agreement, for the purposes of this Agreement, the following terms shall have the meanings set forth below:

(a) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries Controls, is controlled by, or is under common Control with, such Person;

(b) “Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Denver, Colorado are not open for business;

(c) “Closing” means the purchase and sale of the Units, subscribed for by the Investors pursuant to this Agreement;

(d) “Closing Date” means December 18, 2013 or such other date as the Company and the Investors may mutually agree upon in writing;

(e) “Closing Time” means 11:00 a.m. (Colorado time) on the Closing Date or such other time on the Closing Date as the Company and the Investors may mutually agree;

(f) “Contaminant” has the meaning ascribed thereto in Section 4(mm) hereof;

(g) “Common Shares” has the meaning set forth in the Recitals;

(h) “Control” (including the terms “controlling”, “controlled by” or “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

(i) “Company” means Ur-Energy Inc., a corporation continued under the Canada Business Corporations Act and includes any successor corporation thereto;

(j) “Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S;

(k) “Environmental Activity” has the meaning ascribed thereto in Section 4(mm) hereof;

(l) “Environmental Laws” has the meaning ascribed thereto in Section 4(mm) hereof;

(m) “Foreign Issuer” means a “foreign issuer” as that term is defined in Rule 902(e) of Regulation S. Without limiting the foregoing, but for greater clarity in this Agreement, it means any issuer which is (A) the government of any country other than the United States or of any political subdivision thereof or a national of any country other than the United States; or (B) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of the most recently completed second fiscal quarter: (1) more than 50 percent of the outstanding voting securities of such issuer are held of record either directly or indirectly by residents of the United States; and (2) any of the following: (I) the majority of the executive officers or directors are United States citizens or residents, (II) more than 50 percent of the assets of the issuer are located in the United States, or (III) the business of the issuer is administered principally in the United States;

(n) “General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) of Regulation D promulgated under Sections 3(b) and 4(2) of the U.S. Securities Act;

(o) “Governmental Authority” means any: (A) national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (B) subdivision, agent, commission, board or authority of any of the foregoing; or (C) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(p) "Information" means all information regarding the Company that is, or becomes, publicly available as filed with the Stock Exchanges and any applicable Canadian or U.S. securities regulatory authority (including on SEDAR or EDGAR);

(q) “Material Adverse Effect” or “Material Adverse Change” means a material adverse effect or material adverse change, as applicable, on (i) the assets, liabilities, results of operations, condition (financial or otherwise), business, or prospects of the Company and its Subsidiaries, taken as a whole, or (ii) the ability of the Company to perform its obligations under the Transaction Documents.

(r) “NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

(s) “NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators;

(t) “NYSE MKT” means NYSE MKT, LLC;

(u) “Offered Shares” means the Common Shares forming part of the Offered Units, which Common Shares shall be the same class and pari passu with all outstanding Common Shares of the Company;

(v) “Offered Securities” means the Offered Units, Offered Shares, Warrants and Warrant Shares;

(w) “Offered Units” means up to 10,909,090 Units to be issued and sold at the Per Unit Purchase Price under the Offering;

(x) “Offering” means the offering for sale by the Company on a private placement basis of the Units;

(y) “Offering Jurisdictions” means the United States and each state thereof and such other jurisdictions as the Company may determine;

(z) “Ontario Act” means the Securities Act (Ontario) and the regulations thereunder, together with the instruments, policies, rules, orders, codes, notices and interpretation notes of the Ontario Securities Commission, as amended, supplemented or replaced from time to time;

(aa) “Person” means an individual, a firm, a corporation, a syndicate, a partnership, a trust, an association, an unincorporated organization, a joint venture, an investment club, a government or an agency or political subdivision thereof and every other form of legal or business entity of any nature or kind whatsoever;

(bb) “Placement Agent” means ROTH Capital Partners, LLC;

(cc) “Registration Statement” has the meaning set forth in the Registration Rights Agreement.

(dd) “Regulation D” means Regulation D under the U.S. Securities Act;

(ee) “Regulation S” means Regulation S under the U.S. Securities Act;

(ff) “Reporting Jurisdictions” means, collectively, the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario;

(gg) Rule 144” means Rule 144 or Rule 144A promulgated under the U.S.Securities Act (or a successor rule thereto);

(hh) “SEC” means the United States Securities and Exchange Commission;

(ii) “Securities Commissions” means the securities regulatory authorities of the Offering Jurisdictions and the Reporting Jurisdictions;

(jj) “Securities Laws” means, as applicable, the securities legislation and regulations of, and the instruments, prescribed forms, policy statements, rules, orders, codes, notices, blanket rulings and interpretation notes of the securities regulatory authorities (including the rules and policies of the Stock Exchanges) of, the Offering Jurisdictions and Reporting Jurisdictions or any other applicable jurisdiction;

(kk) “Stock Exchanges” means, collectively, the TSX and the NYSE MKT;

(ll) “Subsidiaries” means, collectively, Ur-Energy USA Inc., Lost Creek ISR, LLC, NFU Wyoming, LLC, NFUR Bootheel, LLC, NFUR Hauber, LLC and Hauber Project LLC and “Subsidiary” means any one of the Subsidiaries;

(mm) “Transaction Documents” means this Agreement, the Warrants and the Registration Rights Agreement.

(nn) “Transfer Agent” means Computershare Investors Services Inc., the registrar and transfer agent for the Common Shares;

(oo) “TSX” means the Toronto Stock Exchange;

(pp) “United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(qq) “U.S. Accredited Investors” means those “accredited investors” within the meaning of Rule 501(a) under Regulation D;

(rr) “U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(ss) “U.S. GAAP” means United States generally accepted accounting principles;

(tt) “U.S. Person” has the meaning set forth in Regulation S.

(uu) “U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(vv) “Unit” means one Offered Share and one half Warrant;

(ww) “Warrant” means each whole warrant exercisable for one Common Share at an exercise price of US$1.35 for a period of 36 months from the Closing Date forming part of the Offered Units;

(xx) “Warrant Certificate” means the certificate representing the Warrants; and

(yy) “Warrant Shares” means the Common Shares underlying the Warrants.

2. Purchase and Sale of the Offered Units. Subject to the terms and conditions of this Agreement, on the Closing Date, each of the Investors shall severally, and not jointly, purchase, and the Company shall sell and issue to each Investor, the number of Offered Units set forth opposite such Investor’s name on the signature pages attached hereto in exchange for a cash purchase price equal to the Per Unit Purchase Price multiplied by such number of Offered Units, all as specified in Section 3 below. An offer to purchase need not be accepted in the order received, and the Offered Units may be allocated among Investors in any manner determined by the Company. Notwithstanding anything in this Agreement to the contrary, the Company shall have no obligation to issue any of the Offered Units to any person who is a resident of a jurisdiction in which the issuance of Offered Units to such person would constitute a violation of the securities, “blue sky” (collectively referred to as the “State Securities Laws”) or other similar laws of any other applicable jurisdiction.

3. Closing. The closing of the purchase and sale of the Offered Units (the “Closing”) shall take place at such time and place as the Company may designate by notice to the Investors (the “Closing Date”). This Offering will continue until the earlier of (i) the date upon which all of the Offered Units offered have been purchased; or (ii) December 31, 2013, unless extended by the Company with the Placement Agent’s consent. It is expected that offers to purchase may be accepted on multiple occasions prior to the Closing Date of the Offering. Payment for the Offered Units shall be received by the Placement Agent or the Company directly from the Investors by cashier’s check, wire transfer of immediately available funds or other means approved by the Company at or prior to the Closing, in the amount as set forth on the signature pages hereto. On Closing, certificates representing the Offered Shares and the Warrants will be issued in the name of the Investor (or the Investor’s nominee) and dispatched by the Company to the Investor (or as the Investor may direct) immediately upon receipt by the Company of the payment for the Offered Units. The Company shall provide a proof of such dispatch to the Investor. In the event that share certificates representing the Offered Shares and the Warrants are not dispatched to the Investor (or as the Investor may direct) within two business days of Closing, the Company shall transfer the full amount paid by the Investor for the Offered Units back to the Investor in such manner as may be directed by the Investor.

4. Representations and Warranties of the Company. The Company hereby represents and warrants to the Investors as follows::

(a) Incorporation and Organization: Each of the Company and each Subsidiary was duly incorporated, amalgamated, continued, formed or organized, as applicable, and is validly existing under the laws of its jurisdiction of incorporation, amalgamation, continuance, formation or organization, as applicable, and has all requisite corporate power and capacity and is duly qualified to carry on its business as now conducted and to own, lease and operate its property and assets and the Company has the requisite corporate power and authority to enter into, execute and deliver the Transaction Documents and to carry out the obligations thereof hereunder and thereunder, including without limitation, the issue of the Offered Units to the Investors for the consideration and upon the terms and conditions set forth herein.

(b) Authorization: All necessary corporate action has been taken by the Company to authorize the execution and delivery of and the performance of its obligations under the Transaction Documents in accordance with the provisions hereof and thereof.

(c) Authorized Capital: The authorized capital of the Company consists of an unlimited number of Common Shares and Class A Preference Shares, of which, as of November 30, 2013, 122,466,648 Common Shares and no Class A Preference Shares have been validly issued as at the date hereof, are outstanding as fully paid and non-assessable shares and were not issued in violation of any pre-emptive rights or other contractual rights to issue securities issued by the Company or of any applicable law.

(d) Listing: The Common Shares are, and at the Closing Time will be, listed on the Stock Exchanges and the Offered Shares and Warrant Shares, at the Closing Time, have been approved for listing on the NYSE MKT and conditionally approved for listing on the TSX.

(e) Listing Requirements: The Company is not in default of any of the material listing requirements of the Stock Exchanges applicable to the Company including, for avoidance of doubt, any requirement that shareholder approval be obtained for the Offering or the issuance of the Offered Units.

(f) Certain Securities Laws Matters: The Company is presently a reporting issuer under the U.S. Exchange Act and the securities laws of the Reporting Jurisdictions. The Company has timely filed or furnished (or has timely filed necessary extensions with respect thereto) all required reports and is not in default in any material respect of any other requirement of such Securities Laws.

(g) Rights to Acquire Securities: No person has any agreement or option or any right or privilege (whether by law, pre-emptive, contractual or otherwise) capable of becoming an enforceable agreement, including convertible securities, warrants or convertible obligations of any nature, for the purchase, acquisition, subscription for, allotment or issuance of any unissued shares or other securities of the Company, except for:

(i) the Offered Securities issuable pursuant to this Agreement; and

(ii) 15,020,869 Common Shares reserved for issuance by the Company pursuant to outstanding options (8,458,401 options), restricted share units (542,901 units), warrants (6,019,567 warrants) and other rights (nil) to acquire Common Shares as at November 30, 2013.

(h) Subsidiaries: The Company, directly or indirectly, is the owner of all of the issued and outstanding shares or membership interests of each of its Subsidiaries, in each case free and clear of all mortgages, liens, charges, pledges, hypothecs, security interests, encumbrances, claims or other demands whatsoever, and all those shares have been validly issued, are issued and outstanding as fully paid and non-assessable shares and were not issued in violation of any pre-emptive rights or other contractual rights to issue securities issued by the Subsidiary or of any applicable law.

(i) Rights to Acquire Securities of the Subsidiaries: No person has any agreement or option or any right or privilege (whether by law, pre-emptive, contractual or otherwise) capable of becoming an enforceable agreement, including convertible securities, warrants or convertible obligations of any nature, for the purchase, acquisition, subscription for, allotment or issuance of any unissued shares or other securities of any Subsidiary.

(j) Issue of Offered Units: The Offered Securities have been duly authorized for issuance and sale by all necessary action on the part of the Company and, when issued and delivered by the Company against payment of the applicable consideration, the Offered Units, Offered Shares, Warrants and Warrant Shares when exercised in accordance with the terms and conditions of the Warrant Certificate, will have been validly issued, will be outstanding as fully paid and non-assessable and will not have been issued in violation of or subject to any pre-emptive rights or other contractual rights to purchase securities issued by the Company or in violation of any applicable law.

(k) Consents and Approvals: None of the offering and sale of the Offered Units, the execution and delivery of the Transaction Documents, the compliance by the Company with the provisions of the Transaction Documents or the consummation of the transactions contemplated herein and therein including, without limitation, the issue of the Offered Units to the Investors for the consideration and upon the terms and conditions as set forth herein do or will require the consent, approval, or authorization, order or agreement of, or registration or qualification with, any Governmental Authority, stock exchange, securities regulatory authority or other Person, except (i) such as have been obtained, or (ii) such as may be required under the Securities Laws and the rules, regulations and policies of the Stock Exchanges and will be obtained by the Closing Date.

(l) Conflicts: None of the offering and sale of the Offered Units, the execution and delivery of the Transaction Documents, the compliance by the Company with the provisions of the Transaction Documents or the consummation of the transactions contemplated herein and therein including, without limitation, the issue of the Offered Units to the Investors for the consideration and upon the terms and conditions as set forth herein will (whether after the passage of time or notice or both) result in:

(i) the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of, any obligation of the Company under:

(A) any indenture, mortgage, deed of trust, lease or other agreement or other instrument to which the Company or any Subsidiary is a party or by which it or its properties are bound or affected;

(B) any provision of the articles, by-laws or resolutions of the board of directors (or any committee thereof) or shareholders of, the Company or any Subsidiary;

(C) any judgment, decree, order or award of any Governmental Authority having jurisdiction over the Company;

(D) any licence, permit, registration, approval, consent or authorization issued to, held by or for the benefit of the Company or necessary to the operation of its business as now conducted;

(E) any applicable law or statute, or any ordinance, rule, regulation, policy, order or ruling made thereunder that is material to the operation of the business of the Company; or

(ii) the creation or imposition of any mortgage, lien, charge, pledge, hypothec, security interest, encumbrance, claim or other demand whatsoever on any of the property or assets of the Company.

(m) Validity and Enforceability: Each of the Transaction Documents has been duly authorized, executed and delivered by the Company and constitutes a valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms.

(n) Public Disclosure: The Company has filed all documents or information and paid all required fees required to be filed or paid, as applicable, by it under the Securities Laws of the Reporting Jurisdictions and Offering Jurisdictions, as applicable and the policies, rules and regulations of the Stock Exchanges. Each of the documents which contains any of the Information, as of the date thereof, was in compliance in all material respects with the Securities Laws of the Reporting Jurisdictions and Offering Jurisdictions and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(o) No Cease Trade Order: No order preventing, ceasing or suspending trading in any securities of the Company or prohibiting the issue and sale of securities by the Company has been issued and remains outstanding and no proceedings for either of such purposes have been instituted or threatened, or to the best of the knowledge of the Company, are pending or contemplated.

(p) Technical Reports: All scientific and technical information set forth in the Information relating to any mining properties material to the Company in which the Company, directly or indirectly, holds an interest has been reviewed by the Company and a “qualified person”, as defined in NI 43-101, and as required by NI 43-101, and all such information has been prepared in accordance with NI 43-101, and all exploration results with respect to such mining properties set forth in the Information have been verified by a “qualified person” and the information upon which such results was based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no Material Adverse Changes to such information since the date of preparation thereof.

(q) Accounting Controls: Since December 31, 2011, the Company has maintained, and will maintain, at all times prior to the Closing Date a system of internal controls over financial reporting that complies in all material respects with the requirements of NI 52-109 and the U.S. Exchange Act, as applicable, and are designed to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP, and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate corrective action is taken with respect to any difference, (v) material information relating to each of the Company and the Subsidiaries is made known to those within the entity responsible for the preparation of the financial statements during the period in which the financial statements have been prepared and that such material information is disclosed to the public within the time periods required by applicable laws, and (vi) all significant or material deficiencies and material weaknesses in the design or operation of such internal controls that could adversely affect any of the Company’s or the Subsidiaries’ ability to disclose to the public information required to be disclosed by them in accordance with applicable law and all fraud, whether or not material, that involves management or employees that have a significant role in the Company’s or the Subsidiaries’ internal controls have been disclosed to the audit committees of the Company or the Subsidiaries, as applicable.

(r) Financial Statements: The audited consolidated financial statements of the Company for the years ended December 31, 2011 and 2012, together with the independent auditor’s report thereon and including the notes thereto, and the unaudited consolidated interim financial statements of the Company for the three and nine month periods ending September 30, 2012 and 2013, including the notes thereto, have been prepared in accordance with U.S. GAAP consistently applied throughout the periods indicated and, together with the certifications, present fully, correctly and fairly in all material respects the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition and position of the Company on a consolidated basis as at the respective dates indicated and the earnings and results of operations of the Company on a consolidated basis throughout the periods indicated.

(s) Disclosure Controls: The Company maintains disclosure controls and procedures that comply with the requirements of NI 52-109 and the U.S. Exchange Act, as applicable; such disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Laws is recorded, processed, summarized and reported within the time periods specified in such Securities Laws; such disclosure controls and procedures were effective as of December 31, 2012.

(t) Taxes and Tax Returns: The Company and each Subsidiary has filed in a timely manner, or obtained extensions within the prescribed deadlines, all necessary tax returns and notices and has paid all material taxes of whatsoever nature for all tax years prior to the date hereof to the extent that such taxes have become due or have been alleged to be due and the Company is not aware of any material tax deficiencies or interest or penalties accrued or accruing, or alleged to be accrued or accruing, thereon where, in any of the above cases, it might reasonably be expected to result in any Material Adverse Change.

(u) Compliance with Laws, Licences and Permits: Each of the Company and each Subsidiary:

(i) has complied with, and has conducted and is conducting its business in compliance in all material respects with all applicable laws, statutes, ordinances, regulations and rules in each jurisdiction in which it conducts business and none of the Company and its Subsidiaries has received a notice of material non-compliance with any such laws, statutes, ordinances, regulations and rules and is not aware of any pending change or contemplated change to any applicable law, statute, ordinances, regulations, rules or government position, in each case, that would have a Material Adverse Effect;

(ii) is duly licensed, registered or qualified in all jurisdictions to enable its business to be carried on in all material respects as now conducted, and its property and assets owned, leased and operated, is in compliance in all material respects with the terms and conditions of all such licences, registrations and qualifications. All such licences, registrations and qualifications, are valid and subsisting, except where the failure to have such license, registration or qualification would not reasonably be expected to have, any Material Adverse Effect. None of the Company or any Subsidiary has received any notice of the modification, revocation or cancellation of, or any intention to modify, revoke or cancel or any proceeding relating to the modification, revocation or cancellation of any such licences, registrations or qualifications; and

(iii) is not in default in filing any government returns, or payment of any licence or registration or qualification fee owing to any Governmental Authority under the laws of each jurisdiction in which it conducts business which has or is likely to have any Material Adverse Effect on its business as now conducted.

(v) Unlawful Use of Corporate Funds: Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any employee or agent acting on the authority of the Company or any of its Subsidiaries, has made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law including the U.S. Foreign Corrupt Practices Act of 1977, as amended or the Corruption of Foreign Public Officials Act (Canada), or made any payment to any foreign or Canadian governmental officer or official, or other person charged with similar public or quasipublic duties, other than payments required or permitted by applicable laws.

(w) Licences, Permits and Leases:

(i) Except as disclosed in the Information, the Company and each Subsidiary holds all licences, registrations, qualifications, permits and consents necessary or appropriate for carrying on its business as currently carried on and for the purposes described in the Information, and all such licences, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all respects except where the failure to hold or the lack of good standing in respect to such licences, registrations, qualifications, permits and consents would not have a Material Adverse Effect.

(ii) Except as disclosed in the Information, the Company has acquired (or in the case of future actions, expects to acquire in the ordinary course of business) all the leases, easements, rights of way, access rights, including but not limited to any mineral rights in respect of lands related to the Company’s projects as currently conducted, and rights to, and allocation of, water, that are necessary to conduct its business as currently conducted, and proposed to be conducted at the Company’s projects as described in the Information, except where the failure to hold such leases easements, rights of way, access rights, and rights and allocation to water would not have a Material Adverse Effect.

(iii) All licences, permits, authorizations and other approvals required under applicable law in connection with the leases, easements, rights of way and access rights are in full force and effect (or in the case of future actions, are expected to be acquired in the ordinary course of business) and are sufficient to permit the Company and each Subsidiary to conduct its business as currently conducted and proposed to be conducted at the Company’s projects as described in the Information.

(iv) No event exists which, but for the passing of time or the giving of notice, or both, would constitute a default by any party to any of the leases, easements, rights of way or access rights, and no party to any lease, easement, right of way or access right is claiming any such default or taking any action purportedly based upon any such default, except where the failure of such licences, permits, authorizations and other approvals to be in full force and effect would not have a Material Adverse Effect.

(x) Compliance with Employment Laws: The Company and its Subsidiaries are in compliance with all laws and regulations respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where such non-compliance would not constitute an adverse material fact concerning the Company or result in an adverse material change to the Company, and have not and are not engaged in any unfair labor practice, there is no labor strike, dispute, slowdown, stoppage, complaint or grievance pending or, to the best of the knowledge of the Company after due inquiry, threatened against the Company or any of its Subsidiaries.

(y) Environmental Compliance: The Company and each Subsidiary:

(i) the property, assets and operations thereof comply in all material respects with all applicable Environmental Laws (which term means and includes, without limitation, any and all applicable international, federal, provincial, state, municipal or local laws, statutes, regulations, treaties, orders, judgments, decrees, ordinances, official directives and all authorizations relating to the environment, occupational health and safety, or any Environmental Activity (which term means and includes, without limitation, any past or present, event or circumstance in respect of a Contaminant (which term means and includes, without limitation, any pollutants, dangerous substances, liquid wastes, hazardous wastes, hazardous materials, hazardous substances or contaminants or any other matter including any of the foregoing, as defined or described as such pursuant to any Environmental Law), including, without limitation, the storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation thereof, or the release, escape, leaching, dispersal or migration thereof into the natural environment, including the movement through or in the air, soil, surface water or groundwater));

(ii) does not have any knowledge of any pending, and has not received any notice of, any material claim, judicial or administrative proceeding, threatened against, or which may affect, the Company or any Subsidiary or any of the property, assets or operations thereof, relating to, or alleging any material violation of any Environmental Laws, the Company is not aware of any facts which could give rise to any such claim or judicial or administrative proceeding and neither the Company or any Subsidiary nor any of the property, assets or operations thereof is, to the knowledge of the Company, the subject of any investigation, evaluation, audit or review by any Governmental Authority (which term means and includes, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing) to determine whether any material violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any Contaminant into the environment, except for compliance investigations conducted in the normal course by any Governmental Authority;

(iii) except as disclosed in the Information, has not given or filed any notice under any federal, state, provincial or local law with respect to any Environmental Activity, each of the Company and its Subsidiaries does not have any material liability (whether contingent or otherwise) in connection with any Environmental Activity and the Company is not aware of any notice being given under any federal, state, provincial or local law or of any liability (whether contingent or otherwise) with respect to any Environmental Activity relating to or materially adversely affecting the Company or the property, assets, business or operations thereof;

(iv) does not store any hazardous or toxic waste or substance on the property thereof and has not disposed of any hazardous or toxic waste, in each case in a manner contrary to any Environmental Laws, and there are no Contaminants on any of the premises at which the Company carries on business, in each case other than in compliance with Environmental Laws; and

(v) other than bonding in the ordinary course, is not subject to any material contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment or non-compliance with Environmental Law.

(z) No Litigation: Except as disclosed in the Information, no legal or governmental proceedings or investigations are pending to which the Company and/or any Subsidiary is a party or to which the property of the Company and/or any Subsidiary is subject that would result, individually or in the aggregate, in a Material Adverse Change, and to the knowledge of the Company, no such proceedings or investigations have been threatened against the Company and/or any Subsidiary or with respect to any of their respective properties, and none of the Company or any Subsidiary is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, which, either separately or in the aggregate, may result in a Material Adverse Effect or the ability of the Company to perform its obligations under the Transaction Documents.

(aa) Non-Arm’s Length Transactions: Except as disclosed in the Information, none of the Company or any Subsidiary owes any amount to, nor do the Company or any Subsidiary have any present loans to, or borrowed any amount from or is otherwise indebted to, any officer, director or securityholder thereof or any Person not dealing at “arm’s length” (as such term is defined in the Income Tax Act (Canada)) with any of them except for usual employee reimbursements and compensation paid in the ordinary and normal course of the business of the Company and its Subsidiaries. Except usual employee or consulting arrangements made in the ordinary and normal course of business, none of the Company or any Subsidiary is a party to any contract, agreement or understanding with any officer, director, employee or securityholder thereof or any other Person not dealing at arm’s length with the Company or its Subsidiaries.

(i) Material Contracts: Each of the contracts which is material to the Company (including, all of the agreements and other documents and instruments pursuant to which the Company or any Subsidiary holds its material property and assets) that is required to be disclosed under the Securities Laws is described in the Information and is a valid and subsisting contract in full force and effect, enforceable in accordance with the terms thereof, and none of the Company, any of its Subsidiaries or, to the knowledge of the Company, any other party, is, in any material respect, in default or alleged to be in default in the performance of any term or obligation to be performed by it under any material contract to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound or affected, and to the knowledge of the Company no event, condition or occurrence exists that, after notice or lapse of time or both, would constitute a Material Adverse Effect.

(bb) Intellectual Property: The Company has all proprietary rights to all patents and patent applications, all copyrights, registered and unregistered, and all rights, claims and privileges pertaining thereto, software and documentation therefor, object code, source code (including all programmers’ notes), procedures, methods, works of authorship, and other documentation, data and information, inventions (whether or not patentable), formulas, processes, invention disclosures, technology, technical data or information, and all rights, claims and privileges pertaining thereto, all industrial designs, trade secrets, know-how, concepts, information and all other intellectual and industrial property and other proprietary rights information and other intellectual and industrial property (collectively, “Intellectual Property”) necessary to permit the Company, in all material respects, to conduct its business as currently conducted; the Company has not received any notice nor is it aware of any material infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances that would render any Intellectual Property invalid or inadequate to protect the interests of the Company therein.

(cc) Broker Fees: Except as provided herein, there is no person, firm or corporation which has been engaged by the Company to act for the Company and which is entitled to any commission, brokerage or finder’s fee in connection with this Agreement or the transactions contemplated hereunder.

(dd) No Directed Selling Efforts or General Solicitation. Neither the Company nor any Person acting on its behalf has conducted any General Solicitation or General Advertising in connection with the offer or sale of any of the Offered Units.

(ee) No Integrated Offering. Neither the Company nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any security, under circumstances that would adversely affect reliance by the Company on Section 4(a)(2) for the exemption from registration for the transactions contemplated hereby or would require registration of the Offered Units under the U.S. Securities Act.

(ff) Private Placement. Subject to the accuracy of the Investors’ representations and warranties set forth in Section 5 hereof, the offer and sale of the Offered Units to the Investors as contemplated hereby is exempt from the registration requirements of the U.S. Securities Act.

(gg) Investment Company. Immediately following the Closing, the Company will not be required to register as, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

5. Representations and Warranties of the Investors. Each of the Investors hereby severally, and not jointly, represents and warrants to the Company that:

(a) Organization and Existence. Such Investor is a validly existing corporation, limited partnership or limited liability company and has all requisite corporate, partnership or limited liability company power and authority to invest in the Offered Units pursuant to this Agreement.

(b) Authorization. The execution, delivery and performance by such Investor of the Transaction Documents to which such Investor is a party have been duly authorized and each (upon delivery in the case of the Registration Rights Agreement will) constitute the valid and legally binding obligation of such Investor, enforceable against such Investor in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors’ rights generally.

(c) Purchase Entirely for Own Account. The Offered Units to be received by such Investor hereunder will be acquired for such Investor’s own account, not as nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of the 1933 Act, and such Investor has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the U.S. Securities Act without prejudice, however, to such Investor’s right at all times to sell or otherwise dispose of all or any part of such Offered Units in compliance with applicable federal and state securities laws. Nothing contained herein shall be deemed a representation or warranty by such Investor to hold the Offered Units for any period of time. Such Investor is not a broker-dealer registered with the SEC under the U.S. Exchange Act or an entity engaged in a business that would require it to be so registered.

(d) Investment Experience. Such Investor acknowledges that it can bear the economic risk and complete loss of its investment in the Offered Units and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment contemplated hereby.

(e) Disclosure of Information. Such Investor has had an opportunity to receive all information related to the Company requested by it and to ask questions of and receive answers from the Company regarding the Company, its business and the terms and conditions of the offering of the Offered Units. Such Investor acknowledges receipt of copies of the Information. Neither such inquiries nor any other due diligence investigation conducted by such Investor shall modify, limit or otherwise affect such Investor’s right to rely on the Company’s representations and warranties contained in this Agreement.

(f) Restricted Securities.

(i) The Investor understands that (a) the Offered Securities (i) have not been and will not be registered under the U.S. Securities Act or any state securities laws, (ii) will be issued in reliance upon an exemption from the registration requirements of the U.S. Securities Act pursuant to Section 4(a)(2) thereof and Rule 506 of Regulation D promulgated thereunder or, with respect to issuances to an Investor that is not a U.S. Person, pursuant to Regulation S under the U.S. Securities Act, (iii) will be issued in reliance upon exemptions from the registration requirements of state securities laws, and (iv) must be held by the Investor indefinitely, and (b) the Investor must therefore bear the economic risk of the investment indefinitely unless a subsequent disposition thereof is registered under the Securities Act and applicable state securities laws or is exempt therefrom;

(ii) The Investor understands that the Offered Securities issued pursuant to Regulation D to U.S. Persons are restricted securities under the U.S. Securities Act and the rules of the SEC. The Investor agrees that if the Investor decides to offer, sell, pledge or otherwise transfer any of the Offered Securities such Offered Securities may be offered, sold, pledged or otherwise transferred only (A) to the Company, (B) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with any applicable local securities laws and regulations, (C) in accordance with the exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder, if available, and in compliance with any applicable state securities laws, or (D) with the prior written consent of the Company, pursuant to another exemption from registration under the US Securities Act, if available, and in compliance with any applicable state securities laws after the Investor has delivered an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company to such effect. Consequently, the Investor understands that the Investor must bear the economic risks of the investment in the Offered Securities for an indefinite period of time;

(g) Legends. The Investor understands that the exemptions from registration upon which the Company is relying depend upon, among other things, the bona fide nature of the investment intent by the Investor expressed herein. Pursuant to the foregoing, the Investor acknowledges that the certificates representing the Offered Shares, Warrants and Warrant Shares, if applicable, acquired by the Investor, and any certificates issued in exchange therefor or in substitution thereof will bear the following restrictive legends until such time as it is no longer required under the U.S. Securities Act and Canadian securities laws:

(i) Legend to be included on all Offered Shares, Warrants and Warrant Shares issued pursuant to Regulation D or pursuant to Regulation S at a time at which the Company is not a Foreign Issuer:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), OR ANY STATE SECURITIES LAW. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF UR-ENERGY INC. (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT AND IN COMPLIANCE WITH ANY APPLICABLE LOCAL SECURITIES LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT HOLDER HAS DELIVERED TO THE CORPORATION AND THE REGISTRAR AND TRANSFER AGENT AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION AND THE REGISTRAR AND TRANSFER AGENT TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA OR THE UNITED STATES.”

provided, that if the Offered Shares, Warrants or Warrant Shares, if applicable, are being sold under clause (B) above, at a time when the Company is a “foreign issuer”, as defined in Rule 902 under the US Securities Act, the legend may be removed by providing a declaration to the transfer agent of the Company in the form attached as Appendix A hereto or such other evidence as the Company or its transfer agent may from time to time prescribe, which may include an opinion of counsel reasonably satisfactory to the Company, to the effect that the sale of the securities is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act

(ii) Legend to be included on all Offered Shares, Warrants and Warrant Shares:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE <insert date that is four (4) months and one (1) day after Closing Date>.”

(h) Foreign Private Issuer. The Investor understands and acknowledges that the Company (i) is not obligated to remain a “foreign issuer,” within the meaning of Regulation S under the U.S. Securities Act, (ii) may not, at the time the Securities are resold or otherwise transferred by it or at any other time, be a foreign issuer, and (iii) may engage in one or more transactions which could cause the Company not to be a foreign issuer, and if the Company is not a foreign issuer at the time of any sale or other transfer of such securities pursuant to Regulation S, the certificates representing such securities may continue to bear the legend described herein. The Investor understands and acknowledges that the Company expects to cease to be a “foreign issuer” effective as of January 1, 2014, and expects to become a “domestic issuer” under the U.S. Securities Act.

(i) Non-Reliance. The Investor represents that it is not relying on (and will not at any time rely on) any communication (written or oral) of the Company, as investment advice or as a recommendation to purchase the Offered Units, it being understood that information and explanations related to the terms and conditions of the Offered Units and the other transaction documents that are described in the Transaction Documents shall not be considered investment advice or a recommendation to purchase the Offered Units. The Investor confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of investment in the Offered Units or (B) made any representation to the Investor regarding the legality of an investment in the Offered Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Offered Units, the Investor is not relying on the advice or recommendations of the Company and the Investor has made its own independent decision that the investment in the Offered Units is suitable and appropriate for the Investor.

(j) Accredited Investor. Such Investor is an accredited investor as defined in Rule 501(a) under the U.S. Securities Act, as amended by the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Investor agrees to furnish any additional information requested by the Company or any of its affiliates to assure compliance with applicable U.S. federal and state securities laws in connection with the purchase and sale of the Offered Units. The Investor acknowledges that the Investor has completed the Investor Questionnaire contained in Appendix B hereto and that the information contained therein is complete and accurate as of the date thereof and is hereby affirmed as of the date hereof. Any information that has been furnished or that will be furnished by the Investor to evidence its status as an accredited investor is accurate and complete, and does not contain any misrepresentation or material omission.

(k) No General Solicitation. Such Investor did not learn of the investment in the Offered Units as a result of any general solicitation or general advertising.

(l) Brokers and Finders. No Person will have, as a result of the transactions contemplated by the Transaction Documents, any valid right, interest or claim against or upon the Company, any Subsidiary or an Investor for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of such Investor.

(m) Placement Agent. Such Investor understands that the Placement Agent has acted solely as the agent of the Company in this placement of the Offered Units, and that the Placement Agent makes no representation or warranty with regard to the merits of this transaction or as to the accuracy of any information such Investor may have received in connection therewith. Such Investor acknowledges that it has not relied on any information or advice furnished by or on behalf of the Placement Agent.

(n) Personal Information: The Investor (on its own behalf and on behalf of each beneficial purchaser, if any, for whom the Investor is acting as trustee or agent) acknowledges that this Agreement requires the Investor to provide certain personal information to the Company. Such information is being collected by the Company for the purposes of completing the proposed Offering of Offered Units, which includes, without limitation, determining the Investor’s eligibility to purchase the Offered Units under applicable securities laws, preparing and registering certificates representing the Offered Units and completing any filings required by the Securities Commissions and/or other securities regulatory authorities. The Investor hereby expressly consents to the collection of such personal information. The Investor’s personal information may be disclosed by the Company to: (a) stock exchanges or securities regulatory authorities; (b) the Company’s registrar and transfer agent; and (c) any of the other parties involved in the proposed Offering, including legal counsel, and may be included in record books in connection with the Offering. By executing this Agreement, the Investor is deemed to be consenting to the foregoing collection, use and disclosure of the Investor’s personal information, provided that the Company shall inform all persons listed in clause (b) and (c) above of the confidential nature of the Investor’s personal information and each such person shall agree to keep such information secret and confidential and not disclose to anyone except as necessary to consummate the Offering. That Company shall be responsible for any breach of the provisions of this Section 5(n) by any persons listed in clause (b) or (c) above. The Investor also consents to the filing of copies or originals of any of the Investor’s documents as may be required to be filed with any stock exchange or securities regulatory authority in connection with the transactions contemplated hereby.

The Investor (on its own behalf and on behalf of each beneficial purchaser, if any, for whom the Investor is acting as trustee or agent) acknowledges that the Ontario Securities Commission is entitled to collect the information under authority granted to it under Canadian Applicable Securities Laws for the purpose of administration and enforcement of the Canadian Applicable Securities Laws in Ontario. The Investor acknowledges that it may obtain information regarding the collection of this information by contacting the Administrative Assistant to the Director of Corporate Finance, Ontario Securities Commission, Suite 1903, Box 5520, 20 Queen Street West, Toronto, Ontario M5H 3S8, Telephone: (416) 593-3682, Facsimile: (416) 593-8252. The Investor consents to the collection of personal information by the Ontario Securities Commission.

The Investor (on its own behalf and on behalf of each beneficial purchaser, if any, for whom the Investor is acting as trustee or agent) acknowledges and expressly consents to the disclosure of personal information by the Company to the Ontario Securities Commission which shall include (if required by Canadian Applicable Securities Laws in Ontario):

(i) the full name, residential address and telephone number of the Investor;

(ii) the number and type of Offered Units purchased by the Investor;

(iii) the total purchase price for the Offered Units;

(iv) the statutory exception released upon by the Company; and

(v) the date of distribution of the Offered Units.

(o) If the Investor and each beneficial purchaser for whom it is acting as trustee or agent is resident of a country other than Canada or the United States (an "International Jurisdiction") then in addition to the other representations, warranties and acknowledgments contained herein, the Investor represents, warrants and acknowledges, as set forth in Appendix C hereto;

(p) If the Investor is a resident of the United Kingdom:

(i) it has not received any communication in respect of its purchase of the Offered Units other than this Agreement,

(ii) the distribution of this Agreement in certain jurisdictions may be restricted by law and, accordingly, it represents to the Company that it is able to receive this Agreement without contravention of any unfulfilled registration requirements or other legal restrictions in the jurisdiction in which it resides or conducts business,

(iii) it acknowledges and agrees that this Agreement does not constitute an offer to sell or issue, or the solicitation of an offer to buy or subscribe for, the Offered Units in any jurisdiction in which such an offer or solicitation is unlawful nor will it be distributed into any other jursidiction, except in transactions exempt from or not subject to the registration requirements of those countries’ respective securities legislation,

(iv) it has not reproduced, duplicated or delivered this Agreement to any other person, except its professional advisors or as instructed by the Company,

(v) it is entitled to subscribe for the Offered Units comprised in its subscription under the laws of all relevant jurisdictions which apply to it and it has fully observed such laws and obtained all governmental and other consents which may be required thereunder and complied with all necessary formalities and it has not taken any action which will or may result in the Company or any of its respective directors, officers, employees or agents acting in breach of any regulatory or legal requirements of any territory in connection with the Offering or its purchase,

(vi) it is: (A) acting as principal and for no other person and that its acceptance of that commitment will not give any other person a contractual right to require the issue by the Company of any of the Offered Units; or (B) a “qualified investor” falling within Article 2.1(e)(i) of the Prospectus Directive (2003/71/EC) and a person who is not such a qualified investor (in this Section 6.1(l), the “client”) has engaged it to act as such client’s agent, the terms on which it is engaged enable it to make decisions concerning the acceptance of offers of transferable securities on the client’s behalf without reference to the client and it is entering into this Agreement on a discretionary basis concerning the acceptance of offers on such client’s behalf,

(vii) it is: (A) resident in the United Kingdom; (B) a person who is an “authorised person” as such term is defined in section 31(2) of FSMA; and (C) falling within one or more of the categories of persons set out in Article 19 (Investment Professionals) or Article 49 (High net worth companies, unincorporated associations etc.) of the Financial Promotion Order and that it understands that the information contained in this Agreement is only directed at persons falling within Article 19 (Investment Professionals) or Article 49 (High net worth companies, unincorporated associations etc.) of the Financial Promotion Order,

(viii) it will not prior to closing of the Offering make any offer to the public of those of the Offered Units to be purchased by it for the purposes of Section 85(1) and Section 102B of FSMA,

(ix) it acknowledges and agrees that it is a term of this Agreement that, to ensure compliance with the Criminal Justice Act 1993, the Money Laundering Regulations 2003, the Anti-Terrorism Crime and Securities Act 2001 and the Proceeds of Crime Act 2002 and Part VIII of FSMA (together in this Section 6.1(l), the “U.K. Money Laundering Regulations”), the Corporation may, in its absolute discretion, require verification of its identity to the extent that it has not already provided the same. Pending the provision to the Corporation of evidence of identity, definitive certificates in respect of the Offered Units may be retained at the Company’s absolute discretion. If within a reasonable time after a request for verification of identity the Company has not received evidence satisfactory to it, the Company may, at its absolute discretion, terminate its purchase in which event the monies payable on acceptance of the allotment will, if paid, be returned without interest at the its risk, and

(x) (to the extent applicable to it): (A) it is aware of its obligations in connection with the U.K. Money Laundering Regulations; and (B) it has identified its client(s) in accordance with the UK Money Laundering Regulations or any equivalent laws or representations in any jurisdiction other than England and Wales and have complied fully with its obligations thereunder;

6. Conditions to Closing.

(a) Conditions to the Investors’ Obligations. The obligation of each Investor to purchase the Offered Units at the Closing is subject to the fulfillment to such Investor’s satisfaction, on or prior to the Closing Date, of the following conditions, any of which may be waived by such Investor (as to itself only):

(i) The representations and warranties made by the Company in Section 4(a), (d), (j), (k), (m), (u) and (z) hereof shall be true and correct in all respects on the Closing Date; the other representations and warranties made by the Company in Section 4 (i) which are qualified as to materiality shall be true and correct in all respects on the Closing Date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date, and (ii)which are not qualified as to materiality shall be true and correct in all material respects at all times prior to and on the Closing Date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date. The Company shall have performed in all material respects all obligations and covenants herein required to be performed by it on or prior to the Closing Date.

(ii) The Company shall have obtained any and all consents, permits, approvals, registrations and waivers necessary or appropriate for consummation of the purchase and sale of the Offered Units and the consummation of the other transactions contemplated by the Transaction Documents, except for the actions to be taken after Closing in the Registration Rights Agreement, all of which shall be in full force and effect.

(iii) The Company shall have executed and delivered the Registration Rights Agreement.

(iv) No judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, enjoining or preventing the consummation of the transactions contemplated hereby or in the other Transaction Documents.

(v) The Company shall have delivered a certificate, executed on behalf of the Company by its Chief Executive Officer or its Chief Financial Officer, dated as of the Closing Date, certifying to the fulfillment of the conditions specified in subsections (i), (ii), and (iii) of this Section 6(a).

(vi) The Company shall have delivered a certificate, executed on behalf of the Company by its Secretary, dated as of the Closing Date, certifying the resolutions adopted by the Board of Directors of the Company approving the transactions contemplated by this Agreement and the other Transaction Documents and the issuance of the Offered Units, certifying the current versions of the Articles of Continuance, as amended, and Bylaws of the Company and certifying as to the signatures and authority of persons signing the Transaction Documents and related documents on behalf of the Company.

(vii) The Investors shall have received an opinion from Davis, Graham & Stubbs LLP, the Company’s U.S. counsel, dated as of the Closing Date, to the effect that no registration of the Offered Shares,Warrants and Warrant Shares under the U.S. Securities Act is required for the offer and sale of the Offered Units pursuant to this Agreement.

(viii) The Investors shall have received an opinion from Fasken Martineau DuMoulin LLP, the Company’s Canadian counsel, dated as of the Closing Date to the effect that the Offered Shares are validly issued and non-assessable shares of the Company on the Closing Date and the Warrant Shares, upon the exercise of the Warrants in accordance with the terms of the Warrant Certificates, will be validly issued and non-assessable shares of the Company.

(ix) No stop order or suspension of trading shall have been imposed by the Securities Commissions or any other governmental or regulatory body with respect to public trading in the Common Shares.

(b) Conditions to Obligations of the Company. The Company’s obligation to sell and issue the Offered Units at the Closing is subject to the fulfillment to the satisfaction of the Company on or prior to the Closing Date of the following conditions, any of which may be waived by the Company:

(i) The representations and warranties made by the Investors in Section 5 hereof, other than the representations and warranties contained in Section 5(c), 5(d), 5(e), 5(f), 5(g), 5(i), 5(j) and 5(k) (“Investment Representations”), shall be true and correct in all material respects on the date hereof, and shall be true and correct in all material respects on the Closing Date with the same force and effect as if they had been made on and as of said date. The Investment Representations shall be true and correct in all respects on the date hereof, and shall be true and correct in all respects on the Closing Date with the same force and effect as if they had been made on and as of said date. Each Investor shall have performed in all material respects all obligations and covenants herein required to be performed by them on or prior to the Closing Date.

(ii) Each Investor shall have executed and delivered the Registration Rights Agreement.

(iii) Each Investor shall have delivered the Purchase Price to the Company.

(c) Termination of Obligations to Effect Closing; Effects.

(i) The obligations of the Company, on the one hand, and the Investors, on the other hand, to effect the Closing shall terminate as follows:

(A) Upon the mutual written consent of the Company and the Investors;

(B) By the Company if any of the conditions set forth in Section 6(b) shall have become incapable of fulfillment, and shall not have been waived by the Company;

(C) By an Investor (with respect to itself only) if any of the conditions set forth in Section 6(a) shall have become incapable of fulfillment, and shall not have been waived by the Investor; or

(D) By either the Company or any Investor (with respect to itself only) if the Closing has not occurred on or prior to 5:00 PM, Colorado time, on the fifth Business Day after the date of this Agreement;

provided, however, that, except in the case of clause (A),(B) or (C) above, the party seeking to terminate its obligation to effect the Closing shall not then be in breach of any of its representations, warranties, covenants or agreements contained in this Agreement or the other Transaction Documents if such breach has resulted in the circumstances giving rise to such party’s seeking to terminate its obligation to effect the Closing.

(ii) In the event of termination by the Investor of its obligations to effect the Closing pursuant to this Section 6(c), written notice thereof shall forthwith be given by such terminating Investor to the Company. Notwithstanding such termination, the Company may elect to consummate the Closing with respect to the other Investors , subject to the satisfaction of the conditions in Sections 6(a) and 6(b). Nothing in this Section 6(c) shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or the Registration Rights Agreement or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement or the Registration Rights Agreement.

7. Covenants and Agreements of the Company.

(a) Removal of Legends.

Certificates evidencing Offered Securities shall not be required to contain the legend set forth in Section 5(a)(i) above (i) while a registration statement (including a Registration Statement) covering the resale of such Offered Securities is effective under the U.S. Securities Act, (ii) following any sale of such Offered Securities pursuant to Rule 144 (assuming the transferor is not an affiliate of the Company), (iii) if such Offered Securities are eligible to be sold, assigned or transferred under Rule 144 (provided that an Investor provides the Company with reasonable assurances that such Offered Securities are eligible for sale, assignment or transfer under Rule 144 which shall not include an opinion of counsel), (iv) in connection with a sale, assignment or other transfer (other than under Rule 144), provided that such Investor provides the Company with an opinion of counsel to such Investor, in a generally acceptable form, to the effect that such sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the U.S. Securities Act or (v) if such legend is not required under applicable requirements of the U.S. Securities Act (including, without limitation, controlling judicial interpretations and pronouncements issued by the SEC).

(b) Equal Treatment of Investors. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration is also offered to all of the parties to the Transaction Documents. For clarification purposes, this provision constitutes a separate right granted to each Investor by the Company and negotiated separately by each Investor, and is intended for the Company to treat the Investors as a class and shall not in any way be construed as the Investors acting in concert or as a group with respect to the purchase, disposition or voting of Offered Units or otherwise.

(c) Disclosure of Transaction and Other Material Information. On the first (1st) Business Day after the date of this Agreement, the Company shall issue a press release (the "Press Release") reasonably acceptable to the Investors disclosing all the material terms of the transactions contemplated by the Transaction Documents. On the first (1st) Business Day after the date of this Agreement, the Company shall file a Current Report on Form 6-K describing all the material terms of the transactions contemplated by the Transaction Documents in the form required by the U.S. Exchange Act and attaching all the material Transaction Documents (including, without limitation, this Agreement, the form of the Warrants and the form of the Registration Rights Agreement) (including all attachments, the "6-K Filing"). From and after the filing of the 6-K Filing, the Company shall have disclosed all material, non-public information (if any) provided to any of the Investors by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents. The Company shall not, and the Company shall cause each of its Subsidiaries and each of its and their respective officers, directors, employees and agents not to, provide any Investor with any material, non-public information regarding the Company or any of its Subsidiaries from and after the issuance of the Press Release without the express prior consent of such Investor.

8. Survival and Indemnification.

(a) The representations, warranties, covenants and agreements contained in this Agreement shall survive the Closing of the transactions contemplated by this Agreement for a period of six months from the Closing.

(b) Company Indemnification. The Company agrees to indemnify and hold harmless each Investor and its Affiliates and their respective directors, officers, trustees, members, managers, employees and agents, and their respective successors and assigns, from and against any and all losses, claims, damages, liabilities and expenses (including without limitation reasonable attorney fees and disbursements and other reasonable expenses incurred in connection with investigating, preparing or defending any action, claim or proceeding, pending or threatened and the costs of enforcement thereof) (collectively, “Losses”) to which such Person may become subject as a result of any breach of representation, warranty, covenant or agreement made by or to be performed on the part of the Company under the Transaction Documents, and will reimburse any such Person for all such amounts as they are incurred by such Person.

(c) Investor Indemnification. Each Investor, severally and not jointly, agrees to indemnify and hold harmless the Company and its directors, officers, employees and agents, and their respective successors and assigns, from and against any and all Losses to which such Person may become subject as a result of any breach of representation, warranty, covenant or agreement made by or to be performed on the part of the Investor under the Transaction Documents, and will reimburse any such Person for all such amounts as they are incurred by such Person.

(d) Conduct of Indemnification Proceedings. Any person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (a) the indemnifying party has agreed in writing to pay such fees or expenses, or (b) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person or (c) in the reasonable judgment of any such person, based upon written advice of its counsel, a conflict of interest exists between such person and the indemnifying party with respect to such claims (in which case, if the person notifies the indemnifying party in writing that such person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such person); and provided, further, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation.

9. Miscellaneous.

(a) Successors and Assigns. This Agreement may not be assigned by a party hereto without the prior written consent of the Company or the Investors, as applicable, provided, however, that an Investor may assign its rights and delegate its duties hereunder in whole or in part to an Affiliate or to a third party acquiring some or all of its Offered Shares, Warrants or Warrant Shares, if applicable, in a transaction complying with applicable securities laws without the prior written consent of the Company or the other Investors. The provisions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Without limiting the generality of the foregoing, in the event that the Company is a party to a merger, consolidation, share exchange or similar business combination transaction in which the Common Shares are converted into the equity securities of another Person, from and after the effective time of such transaction, such Person shall, by virtue of such transaction, be deemed to have assumed the obligations of the Company hereunder, the term “Company” shall be deemed to refer to such Person and the term “Offered Units” shall be deemed to refer to the securities received by the Investors in connection with such transaction. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b) Counterparts. This Agreement may be executed and delivered (by facsimile, PDF or other electronic transmission) in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(c) Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(d) Notices. Any and all notices, consents or other communications (each, a “notice”) required or permitted under this Agreement shall be given in writing and shall be deemed effectively given as hereinafter described (i) upon delivery, if given by personal delivery, (ii) the date of transmission, if given by fax (provided that the sender receives electronic confirmation of successful transmission at the fax number specified in this Section 7(a) prior to 5:00 P.M., Colorado time, on a Business Day), (iii) the next Business Day after the date of transmission, if given by fax at the fax number specified in this Section 7(a) on a day that is not a Business Day or later than 5:00 P.M., Colorado time, on any Business Day, (iv) upon the earlier of (A) actual receipt by the recipient or (B) three Business Days after deposit in first class mail, postage prepaid, if given by mail, and (v) one Business Day after delivery to such carrier, if given by an internationally recognized overnight air courier. All notices shall be addressed to the party to be notified at the address as follows, or at such other address as such party may designate by ten days’ advance written notice to the other party:

If to the Company:

Ur-Energy Inc.
10758 West Centennial Road, Suite 200
Littleton, CO 80127
Attention: General Counsel
Tel: (720) 981-4588
Fax: (720) 981-5643

With a copy to:

Davis, Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, CO 80202
Attention: Brian Boonstra
Tel: 303.892.7348
Fax: 303.892.7400

If to the Investors:

to the addresses set forth on the signature pages hereto.

(e) Expenses. The parties hereto shall pay their own costs and expenses in connection herewith.

(f) Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Investors. Any amendment or waiver effected in accordance with this Section shall be binding upon each holder of any Offered Shares and Warrants purchased under this Agreement at the time outstanding, each future holder of all such Offered Shares and Warrants, and the Company.

(g) Publicity. Except as set forth below, no public release or announcement concerning the transactions contemplated hereby shall be issued by the Company or the Investors without the prior consent of the Company (in the case of a release or announcement by the Investors) or the Investors (in the case of a release or announcement by the Company) (which consents shall not be unreasonably withheld, delayed or conditioned), except as such release or announcement may be required by applicable law, rule or regulation or the applicable rules or regulations of any securities exchange or securities market.

(h) Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof but shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by applicable law, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereby waive any provision of law which renders any provision hereof prohibited or unenforceable in any respect.

(i) Entire Agreement. This Agreement and the other Transaction Documents constitute the entire agreement among the parties hereof with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

(j) Further Assurances. The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

(k) Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the federal courts of the United States District Court for the District of Colorado for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

(l) Independent Nature of Investors’ Obligations and Rights. The obligations of each Investor under any Transaction Document are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor under any Transaction Document. The decision of each Investor to purchase Offered Units pursuant to the Transaction Documents has been made by such Investor independently of any other Investor. Nothing contained herein or in any other Transaction Document, and no action taken by any Investor pursuant thereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Investor acknowledges that no other Investor has acted as agent for such Investor in connection with making its investment hereunder and that no Investor will be acting as agent of such Investor in connection with monitoring its investment in the Offered Units or enforcing its rights under the Transaction Documents. Each Investor shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Document, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose. The Company acknowledges that each of the Investors has been provided with the same Transaction Documents for the purpose of closing a transaction with multiple Investors and not because it was required or requested to do so by any Investor.

[signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

The Company:	UR-ENERGY INC.

	By:	/s/ Wayne W. Heili
	Name:	Wayne Heili
	Title:	President and Chief Executive Officer

The Investors:

BGF World Energy Fund	UD E.F. Peierls for Brian E. Peierls
By: BlackRock Investment Manager
(UK) Limited, its Investment Advisor	Per: /s/E. Jeffrey Peierls
E. Jeffrey Peierls
Per: /s/Poppy Allonby	Trustee
Poppy Allonby
Managing Director	UD E.F. Peierls for E. Jeffrey Peierls

Per: /s/A. Bishop	Per: /s/E. Jeffrey Peierls
A. Bishop	E. Jeffrey Peierls
Director	Trustee

Aspire Capital Fund LLC	UD J.N. Peierls for Brian Eliot Peierls
by Aspire Capital Partners, LLC, its
Manager	Per: /s/E. Jeffrey Peierls
E. Jeffrey Peierls
Per: /s/Steven G. Martin	Trustee
President of SGM Holdings Corp, its
Manager	UD J.N. Peierls for E. Jeffrey Peierls

Brio Capital Master	Per: /s/E. Jeffrey Peierls
E. Jeffrey Peierls
Per: /s/Shaye Hirsch	Trustee
Director
UD E.S. Peierls for E.F. Peierls et al
Anson Investments Master Fund LP
Per: /s/E. Jeffrey Peierls
Per: /s/Adam Spears	E. Jeffrey Peierls
Director, MSV Advisors Inc.	Trustee

/s/ E. Jeffrey Peierls	UW E.S. Peierls for Brian E. Peierls -
E. Jeffrey Peierls	Accumulation

/s/ Brian Eliot Peierls	Per: /s/E. Jeffrey Peierls
Brian Eliot Peierls	E. Jeffrey Peierls
Trustee
The Peierls Foundation, Inc.
UW E.S. Peierls for E. Jeffrey Peierls -
Per: /s/E. Jeffrey Peierls	Accumulation
E. Jeffrey Peierls
Trustee	Per: /s/E. Jeffrey Peierls
E. Jeffrey Peierls
UW J.N. Peierls for Brian E. Peierls	Trustee

Per: /s/E. Jeffrey Peierls
E. Jeffrey Peierls
Trustee

UW J.N. Peierls for E. Jeffrey Peierls

Per: /s/E. Jeffrey Peierls
E. Jeffrey Peierls
Trustee

UD Ethel F. Peierls Charitable Lead
Trust

Per: /s/E. Jeffrey Peierls
E. Jeffrey Peierls
Trustee

/s/ James J. Miller
James Miller

/s/ Jeffrey A. Beunier
Jeffrey A. Beunier

Lazarus Investment Partners LLP

Per: /s/Justin Borus
Manager

Hudson Bay Master Fund, Ltd.

Per: /s/George Antonopoulos
George Antonopoulos
Authorized Signor

APPENDIX A

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	COMPUTERSHARE INVESTOR SERVICES INC., as registrar and transfer agent for the Common Shares of Ur-Energy Inc.

The undersigned (a) acknowledges that the sale of the securities of Ur-Energy Inc. (the “Company”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and (b) certifies that (1) the undersigned is not an “affiliate” of the Company (as that term is defined in Rule 405 under the U.S. Securities Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of the “designated offshore securities market” and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act) (5) the undersigned does not intend to replace such securities with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated:
Name of Seller

By:
Name:
Title:

APPENDIX B

ACCREDITED INVESTOR QUESTIONNAIRE

The undersigned represents, warrants and covenants (which representations, warranties and covenants shall survive the closing) to the Company and acknowledges that the Company is relying thereon, that the undersigned purchaser, and if applicable, each person for whose account the undersigned is purchasing the securities of the Company is an “accredited investor” as defined in Rule 501(a) of Regulation D under the U.S. Securities Act and satisfies one or more of the categories indicated below (please mark the appropriate categories, indicating “S” for the undersigned subscriber and “BP” for each beneficial purchaser, if any):

____ (1) Any bank as defined in Section 3(a)(2) of the U.S. Securities Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to Section 15 of the U.S. Securities Exchange Act of 1934, as amended or any insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of US $5,000,000; any employee benefit plan within the meaning of the Title 1 of the United States Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

____ (2) Any private business development corporation as defined in Section 202(a)(22) of the United States Investment Advisers Act of 1940;

____ (3) Any organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of US$5,000,000;

____ (4) Any director, executive officer, or general partner of the company.;

____ (5) Any natural person whose individual net worth, or joint net worth with that person's spouse, exceeds $1,000,000[1];

____ (6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

____ (7) Any trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the U.S. Securities Act;

____ (8) Any entity in which all of the equity owners are accredited investors

(Name of the Subscriber - please print)

(Authorized Signature)

(Name and Official Capacity or Title of Signatory - please print)

[1] For purposes of calculating net worth, (i) the value of your primary residence shall not be included as an asset, (ii) indebtedness that is secured by your primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability), and (iii) indebtedness that is secured by your primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability.

APPENDIX C

CERTIFICATE FOR INVESTOR IN AN INTERNATIONAL JURISDICTION

The undersigned Investor, a resident of a jurisdiction other than Canada or the United States, hereby represents, warrants, and acknowledges as an integral part of the attached Agreement, as follows:

1. The Investor is, and each beneficial purchaser for whom the Investor may be acting as trustee or agent is, a resident of a country (an “International Jurisdiction”) other than Canada or the United States and the decision to subscribe for Offered Units was taken in such International Jurisdiction and is not a “U.S. Person” as defined in Rule 902(k) of Regulation S under the 1933 Act.

2. The delivery of the Agreement, the acceptance of it by the Company and the issuance of the Offered Units to the Investor, or any beneficial purchaser, complies with all laws applicable to the Investor and such beneficial purchaser, including the laws of such Investor’s jurisdiction of residence, and all other applicable laws.

3. The Investor, and each such beneficial purchaser, is knowledgeable of, or has been independently advised as to, the application or jurisdiction of the securities laws of the International Jurisdiction which would apply to the purchase (other than the securities laws of Canada and the United States).

4. The Investor, and each such beneficial purchaser, is purchasing the Offered Units pursuant to exemptions from the prospectus and registration requirements (or their equivalent) under the applicable securities laws of that International Jurisdiction or, if such is not applicable, each is permitted to purchase the Offered Units under the applicable securities laws of the International Jurisdiction without the need to rely on an exemption.

Dated:	Signed:

Witness (If Investor is an Individual)	Print Name of Investor

Print Name of Witness	If Investor is a corporation, print name and title of Authorized Signing Officer

Schedule C

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), OR ANY STATE SECURITIES LAW. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF UR-ENERGY INC. (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT AND IN COMPLIANCE WITH ANY APPLICABLE LOCAL SECURITIES LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT HOLDER HAS DELIVERED TO THE CORPORATION AND THE REGISTRAR AND TRANSFER AGENT AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION AND THE REGISTRAR AND TRANSFER AGENT TO SUCH EFFECT.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY AND ANY SECURITY ISSUABLE UPON THE EXERCISE HEREOF MUST NOT TRADE THE SECURITY BEFORE APRIL 20, 2014.

WARRANTS TO PURCHASE

COMMON SHARES OF UR-ENERGY INC.

Warrant Certificate Number: PP2013 -<*>	Number of Warrants:<*>

void after 5.00 P.M. (mountain time) on December 19, 2016

THIS IS TO CERTIFY THAT for value received <*> (the "Warrantholder") has the right to purchase in respect of each whole warrant (individually a "Warrant" and collectively the "Warrants") represented by this certificate or by a replacement certificate (in either case this "Warrant Certificate"), at any time up to 5:00 p.m. Mountain time, on December 19, 2016, (the "Expiry Time") one fully paid and non-assessable common share (individually a "Common Share" and collectively the “Common Shares”), which term shall include any shares or other securities to be issued in addition thereto or in substitution or replacement therefor as provided herein) of Ur-Energy Inc. (the "Corporation"), a corporation continued under the Canada Business Corporations Act and having company number 437428-2, as constituted on the date hereof at a purchase price (the purchase price in effect from time to time being called the "Exercise Price") of US$1.35 per Common Share, subject to adjustment as provided herein.

The Corporation agrees that the Common Shares purchased or received pursuant to the exercise of the Warrants (“Warrant Shares”) shall be and be deemed to be issued to the Warrantholder as of the close of business on the date on which this Warrant Certificate shall have been surrendered and payment has been made for such Common Shares as aforesaid or a notice of net issuance exercise has been duly executed and delivered in compliance with subsection 1(2), as the case may be.

Nothing contained herein shall confer any right upon the Warrantholder to subscribe for or purchase any Common Shares at any time after the Expiry Time and from and after the Expiry Time the Warrants and all rights under this Warrant Certificate shall be void and of no value.

The above provisions are subject to the following:

1.	Method of Exercise:

(1) Cash Exercise Right: These Warrants may be exercised by the Warrantholder at any time before the Expiry Time by:

(a)	completing to the extent possible in the manner indicated and executing an exercise form in the form attached as Schedule A to this Warrant Certificate;

(b)	surrendering this Warrant Certificate and the net issuance notice form attached as Schedule B to this Warrant Certificate to the Corporation in accordance with section 11 hereof; and

(c)	(i) paying the amount payable on the exercise of such Warrants in respect of the Common Shares subscribed for either by certified cheque or bank draft payable to the Corporation or by transmitting same day funds by wire or other similar transfer in lawful money of Canada to such account as the Corporation shall direct the Warrantholder; or (ii) if an effective registration statement is not then effective and available registering for resale under the 1933 Act the Common Shares issuable upon exercise of this Warrant, the holder may elect a Cashless Exercise as provided below..

Upon such surrender and payment as aforesaid, the Warrantholder shall be deemed for all purposes to be the holder of record of the number of Common Shares to be so issued and the Warrantholder shall be entitled to delivery of a certificate or certificates representing such Common Shares and the Corporation shall cause such certificate or certificates to be delivered to the Warrantholder at the address specified in the exercise form as soon as reasonably practicable and, at any rate, within five business days after such surrender and payment as aforesaid. No fractional Common Shares will be issuable upon any exercise of the Warrants and the Warrantholder will not be entitled to any cash payment or compensation in lieu of a fractional Common Share.

(2) Net Issuance Right: Despite the payment provisions described above and notwithstanding anything contained herein to the contrary, the Warrantholder may, in its sole discretion, if, and only if, an effective registration statement is not then effective and available registering the Warrant Shares for resale under the 1933 Act, the Warrantholder, may elect to convert all or a portion of this Warrant into Common Shares, by:

(d)	completing to the extent possible in the manner indicated and executing a notice of net issuance exercise in the form attached as Schedule B to this Warrant Certificate; and

(e)	surrendering this Warrant Certificate and the exercise form to the Corporation in accordance with section 11 hereof.

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Upon such surrender as aforesaid, the Corporation will issue to the Warrantholder the number of Warrant Shares of the Corporation equal to the result obtained by (a) subtracting B from A, (b) multiplying the difference by C, and (c) dividing the product by A as set out in the following equation:

X = ((A-B) x C)/A where:

X = the number of Common Shares issuable on net issuance exercise pursuant to the provisions of this subsection 1(2).

A = the Current Market Price (as defined below) of one Warrant Share on the date of net issuance exercise

B = the Exercise Price for one Common Share under this Warrant Certificate (as adjusted from time to time pursuant to Section 4 hereof)

C = the number of Common Shares as to which this Warrant is exercisable pursuant to the provisions of this Warrant Certificate or, if only a portion of this Warrant is being exercised, the portion of this Warrant being exercised as set out in the notice of net issuance exercise.

If the foregoing calculation results in a negative number, then no Common Shares shall be issued on net issuance exercise pursuant to this subsection 1(2).

On net issuance exercise in accordance with this subsection 1(2), the Warrantholder shall be deemed for all purposes to be the holder of record of the number of Common Shares to be so issued and the Warrantholder shall be entitled to delivery of a certificate or certificates representing such Common Shares and the Corporation shall cause such certificate or certificates to be delivered to the Warrantholder at the address specified in the notice of net issuance exercise as soon as reasonably practicable and, at any rate, within five business days after such surrender as aforesaid. No fractional Common Shares will be issuable upon any exercise of the Warrants and the Warrantholder will not be entitled to any cash payment or compensation in lieu of a fractional Common Share

2.	Partial Exercise: The Warrantholder may from time to time subscribe for or purchase any lesser whole number of Common Shares than the number of Common Shares expressed in this Warrant Certificate. In the event that the Warrantholder subscribes for or purchases any such lesser whole number of Common Shares prior to the Expiry Time, the Warrantholder shall be entitled to receive a replacement certificate representing the unexercised balance of the Warrants.

3.	Not a Shareholder: The holding of the Warrants shall not constitute the Warrantholder a shareholder of the Corporation nor entitle the Warrantholder to any right or interest in respect thereof except as expressly provided in this Warrant Certificate.

4.	Mandatory Conversion Provisions.

(1)	Definitions: For the purposes of this section 4, unless there is something in the subject matter or context inconsistent therewith, the words and terms defined below shall have the respective meanings specified therefor in this subsection 4(1):

(a)	“Conversion Notice” means the Corporation notifying the holder of its exercise of the Conversion Right, receipt of such notification to be calculated on (i) the date of receipt if the notification is delivered in person to the last address of the holder on the register of the Corporation, (ii) the third business day after the post-mark date if delivered by mail, or (iii) the fifth business day after such notification is delivered pursuant to (i) or (ii) above to any market intermediary then holding the Warrants of the holder in any trust account;

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(b)	“Conversion Right” means the Corporation’s right, subsequent to the expiry of any statutory hold periods, to require the conversion of any Warrants held by holders into Warrant Shares after a Triggering Event;

(c)	“Triggering Event” means in the event that Volume Weighted Average Price of the Common Shares exceeds US$2.25 for 20 consecutive Trading Days (as defined in subsection 6(1)), being days on which the Common Shares trade; and

(d)	“Volume Weighted Average Price” means the volume weighted average sale price of the Common Shares on the NYSE MKT as reported by, or based upon data reported by, Bloomberg Financial Markets or an equivalent, reliable reporting service reasonably selected by the Corporation.

(2)	If a Triggering Event occurs, the Corporation may exercise the Conversion Right, requiring the conversion of any Warrants then held by the holder into Common Shares at the Exercise Price by providing the Conversion Notice to the holder. Upon receipt of the Conversion Notice the holder must exercise any Warrants then held in accordance with their terms within 30 days of receipt of such notification, after which any unexercised Warrants held by the holder shall be deemed to have expired.

5.	Covenants, Representations and Warranties: The Corporation hereby represents and warrants that it is authorized to create and issue the Warrants and covenants and agrees that (i) it will cause the Common Shares from time to time subscribed for or purchased in the manner provided in this Warrant Certificate and the certificate or certificates representing such Common Shares to be issued (ii) at all times prior to the Expiry Time, it will reserve and there will remain unissued a sufficient number of Common Shares to satisfy the right of exercise provided for in this Warrant Certificate and (iii) it will take such steps as are necessary to cause the Common Shares issuable upon any exercise of the Warrants hereunder to be approved for listing on the NYSE MKT. All Common Shares which are issued upon the exercise of the Warrants in this Warrant Certificate, upon payment therefor of the amount at which such Common Shares may be purchased pursuant to the provisions of this Warrant Certificate or execution and delivery of a notice of net issuance exercise in compliance with subsection 1(2), shall be and be deemed to be fully paid and non-assessable Common Shares and free from all taxes, liens and charges with respect to the issue thereof. The Corporation hereby represents and warrants that this Warrant Certificate is a valid and enforceable obligation of the Corporation, enforceable in accordance with the provisions of this Warrant Certificate.

6.	Anti-Dilution Protection:

(1)	Definitions: For the purposes of this section 6, unless there is something in the subject matter or context inconsistent therewith, the words and terms defined below shall have the respective meanings specified therefor in this subsection 6(1):

(a)	"Adjustment Period" means the period commencing on the date of issue of the Warrants and ending at the Expiry Time;

(b)	"Current Market Price" means the price per Common Share equal to the Volume Weighted Average Price at which the Common Shares have traded on the NYSE MKT on any given date or, if the Common Shares are not then listed on the NYSE MKT or such other stock exchange as may be selected by the directors of the Corporation for such purpose on any given date or, if the Common Shares are not then listed on any stock exchange, in the over-the-counter market, during the period of any 20 consecutive trading days ending not more than five business days before such date; provided that if the Common Shares are not then listed on any stock exchange or traded in the over-the-counter market, then the Current Market Price shall be determined by a firm of independent chartered accountants selected by the Directors;

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(c)	"Director" means a director of the Corporation for the time being and, unless otherwise specified herein, a reference to action "by the directors" means action by the directors of the Corporation as a board or, whenever empowered, action by any committee of the directors of the Corporation; and

(d)	"Trading Day" with respect to a stock exchange or over-the-counter market means a day on which such stock exchange or market is open for business.

(2)	Adjustments: Subject to subsection 6(3) below, the Exercise Price and the number of Common Shares issuable to the Warrantholder upon the exercise of the Warrants shall be subject to adjustment from time to time in the events and in the manner provided as follows:

(a)	If at any time during the Adjustment Period the Corporation shall:

(i)	fix a record date for the issue of, or issue, Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend;

(ii)	fix a record date for the distribution to, or make a distribution to, the holders of all or substantially all of the outstanding Common Shares payable in Common Shares or securities exchangeable for or convertible into Common Shares;

(iii)	subdivide the outstanding Common Shares into a greater number of Common Shares; or

(iv)	consolidate the outstanding Common Shares into a lesser number of Common Shares;

(any of such events in subclauses 6(2)(a)(i), 6(2)(a)(ii), 6(2)(a)(iii) and 6(2)(a)(iv) above being herein called a "Common Share Reorganization"), the Exercise Price shall be adjusted on the earlier of the record date on which holders of Common Shares are determined for the purposes of the Common Share Reorganization and the effective date of the Common Share Reorganization to the amount determined by multiplying the Exercise Price in effect immediately prior to such record date or effective date, as the case may be, by a fraction:

A.	the numerator of which shall be the number of Common Shares outstanding on such record date or effective date, as the case may be, before giving effect to such Common Share Reorganization; and

B.	the denominator of which shall be the number of Common Shares which will be outstanding immediately after giving effect to such Common Share Reorganization (including in the case of a distribution of securities exchangeable for or convertible into Common Shares the number of Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares on such date).

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To the extent that any adjustment in the Exercise Price occurs pursuant to this clause 6(2)(a) as a result of the fixing by the Corporation of a record date for the distribution of securities exchangeable for or convertible into Common Shares, the Exercise Price shall be readjusted immediately after the expiry of any relevant exchange or conversion right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right. Any Warrantholder who has not exercised his right to subscribe for or purchase Common Shares on or prior to the record date of such stock dividend or distribution or the effective date of such subdivision or consolidation, as the case may be, upon the exercise of such right thereafter shall be entitled to receive and shall accept in lieu of the number of Common Shares then subscribed for or purchased by such Warrantholder, at the Exercise Price determined in accordance with this clause 6(2)(a) the aggregate number of Common Shares that such Warrantholder would have been entitled to receive as a result of such Common Share Reorganization, if, on such record date or effective date, as the case may be, such Warrantholder had been the holder of record of the number of Common Shares so subscribed for or purchased.

(b)	If at any time during the Adjustment Period the Corporation shall fix a record date for the issue or distribution to the holders of all or substantially all of the outstanding Common Shares of rights, options or warrants pursuant to which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue (such period being the "Rights Period"), to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share to the holder (or in the case of securities exchangeable for or convertible into Common Shares, at an exchange or conversion price per share) at the date of issue of such securities of less than 95% of the Current Market Price on such record date (any of such events being called a "Rights Offering"), the Exercise Price shall be adjusted effective immediately after the record date for such Rights Offering to the amount determined by multiplying the Exercise Price in effect on such record date by a fraction:

(i)	the numerator of which shall be the aggregate of

A.	the number of Common Shares outstanding on the record date for the Rights Offering, and

B.	the quotient determined by dividing

(1)	either (a) the product of the number of Common Shares offered during the Rights Period pursuant to the Rights Offering and the price at which such Common Shares are offered, or, as the case may be, (b) the product of the exchange or conversion price of the securities so offered and the number of Common Shares for or into which the securities offered pursuant to the Rights Offering may be exchanged or converted, by

(2)	the Current Market Price as of the record date for the Rights Offering; and

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(ii)	the denominator of which shall be the aggregate of the number of Common Shares outstanding on such record date and the number of Common Shares offered pursuant to the Rights Offering (including in the case of the issue or distribution of securities exchangeable for or convertible into Common Shares the number of Common Shares for or into which such securities may be exchanged or converted).

If by the terms of the rights, options, or warrants referred to in this clause 6(2)(b), there is more than one purchase, conversion or exchange price per Common Share, the aggregate price of the total number of additional Common Shares offered for subscription or purchase, or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered, shall be calculated for purposes of the adjustment on the basis of the lowest purchase, conversion or exchange price per Common Share, as the case may be. Any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such calculation. To the extent that any adjustment in the Exercise Price occurs pursuant to this clause 6(2)(b) as a result of the fixing by the Corporation of a record date for the issue or distribution of rights, options or warrants referred to in this clause 6(2)(b), the Exercise Price shall be readjusted immediately after the expiry of any relevant exchange, conversion or exercise right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.

(c)	If at any time during the Adjustment Period the Corporation shall fix a record date for the issue or distribution to the holders of all or substantially all of the outstanding Common Shares of:

(i)	shares of the Corporation of any class other than Common Shares;

(ii)	rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares (other than rights, options or warrants proposed to be issued pursuant to a Rights Offering);

(iii)	evidences of indebtedness of the Corporation; or

(iv)	any property or assets of the Corporation;

and if such issue or distribution does not constitute a Common Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a "Special Distribution"), the Exercise Price shall be adjusted effective immediately after the record date for the Special Distribution to the amount determined by multiplying the Exercise Price in effect on the record date for the Special Distribution by a fraction:

A.	the numerator of which shall be the difference between

(1)	the product of the number of Common Shares outstanding on such record date and the Current Market Price on such record date, and

(2)	the fair value, as determined by the directors of the Corporation, acting reasonably, of the shares, rights, options, warrants, evidences of indebtedness or property or assets to be issued or distributed in the Special Distribution, and

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B.	the denominator of which shall be the product obtained by multiplying the number of Common Shares outstanding on such record date by the Current Market Price on such record date.

Any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of such calculation. To the extent that any adjustment in the Exercise Price occurs pursuant to this clause 6(2)(c) as a result of the fixing by the Corporation of a record date for the issue or distribution of rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares referred to in this clause 6(2)(c), the Exercise Price shall be readjusted immediately after the expiry of any relevant exercise, exchange or conversion right to the amount which would then be in effect based upon the number of Common Shares issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.

(d)	If at any time during the Adjustment Period there shall occur:

(i)	a reclassification or redesignation of the Common Shares or a change of the Common Shares into other shares or securities or any other capital reorganization involving the Common Shares (other than a Common Share Reorganization);

(ii)	a consolidation, amalgamation, plan of arrangement or merger of the Corporation with or into another body corporate which results in a reclassification or redesignation of the Common Shares or a change of the Common Shares into other shares or securities;

(iii)	the transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or entity;

(any of such events being called a "Capital Reorganization"), after the effective date of the Capital Reorganization the Warrantholder shall be entitled to receive, and shall accept, for the same aggregate consideration, upon exercise of the Warrants, in lieu of the number of Common Shares to which the Warrantholder was theretofor entitled upon the exercise of the Warrants, the kind and aggregate number of shares and other securities or property resulting from the Capital Reorganization which the Warrantholder would have been entitled to receive as a result of the Capital Reorganization if, on the effective date thereof, the Warrantholder had been the registered holder of the number of Common Shares which the Warrantholder was theretofore entitled to purchase or receive upon the exercise of the Warrants. If necessary, as a result of any such Capital Reorganization, appropriate adjustments shall be made in the application of the provisions of this Warrant Certificate with respect to the rights and interests thereafter of the Warrantholder to the end that the provisions shall thereafter correspondingly be made applicable as nearly as may reasonably be possible in relation to any shares or other securities or property thereafter deliverable upon the exercise of the Warrants.

(e)	If at any time during the Adjustment Period any adjustment or readjustment in the Exercise Price shall occur pursuant to the provisions of clause 6(2)(a), 6(2)(b) or 6(2)(c) of this Warrant Certificate, then the number of Common Shares purchasable upon the subsequent exercise of the Warrants shall be simultaneously adjusted or readjusted, as the case may be, by multiplying the number of Common Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment or readjustment by a fraction the numerator of which shall be the Exercise Price in effect immediately prior to such adjustment or readjustment and the denominator of which shall be the Exercise Price resulting from such adjustment or readjustment.

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(f)	In the event that the Exercise Price and/or the number of Common Shares issuable to the Warrantholder upon the exercise of the Warrants shall be subject to adjustment as provided for in Section 5(2), then within five business days following the event that resulted in such adjustment, the Corporation shall deliver a new Warrant Certificate to the Warrantholder reflecting such adjusted Exercise Price and/or the number of Common Shares issuable to the Warrantholder upon the exercise of the Warrants, as applicable, in exchange for the previous Warrant Certificate delivered by the Warrantholder to the Corporation.

(3)	Rules: The following rules and procedures shall be applicable to adjustments made pursuant to subsection 6(2) hereof:

(a)	Subject to the following clauses of this subsection 6(3), any adjustment made pursuant to subsection 6(2) hereof shall be made successively whenever an event referred to therein shall occur.

(b)	No adjustment in the Exercise Price shall be required unless such adjustment would result in a change of at least one per cent in the then Exercise Price and no adjustment shall be made in the number of Common Shares purchasable or issuable on the exercise of the Warrants unless it would result in a change of at least one one-hundredth of a Common Share; provided, however, that any adjustments which except for the provision of this clause 6(3)(b) would otherwise have been required to be made shall be carried forward and taken into account in any subsequent adjustment. Notwithstanding any other provision of subsection 6(2) hereof, no adjustment of the Exercise Price shall be made which would result in an increase in the Exercise Price or a decrease in the number of Common Shares issuable upon the exercise of the Warrants (except in respect of the Common Share Reorganization described in subclause 6(2)(a)(iv) hereof or a Capital Reorganization described in subclause 6(2)(d)(ii) hereof).

(c)	No adjustment in the Exercise Price or in the number of Common Shares purchasable upon the exercise of the Warrants shall be made pursuant to subsection 6(2) hereof in respect of the issue from time to time of Common Shares pursuant to this Warrant Certificate or pursuant to any stock option, stock purchase or stock bonus plan in effect from time to time for directors, officers or employees of the Corporation and/or any subsidiary of the Corporation and any such issue, and any grant of options in connection therewith, shall be deemed not to be a Common Share Reorganization, a Rights Offering nor any other event described in subsection 6(2) hereof.

(d)	If at any time during the Adjustment Period the Corporation shall take any action affecting the Common Shares, other than an action described in subsection 6(2) hereof, which in the opinion of the Directors, acting reasonably, would have a material adverse effect upon the rights of Warrantholders, either or both the Exercise Price and the number of Common Shares purchasable upon exercise of the Warrants shall be adjusted in such manner and at such time by action by the Directors, in their reasonable discretion, but subject to the prior written consent of the Toronto Stock Exchange (if the Common Shares are listed thereon) or such other stock exchange on which the Common Shares may be listed, as may be equitable in the circumstances. Failure of the taking of action by the Directors so as to provide for an adjustment prior to the effective date of any action by the Corporation affecting the Common Shares shall be deemed to be conclusive evidence that the Directors have determined that it is equitable to make no adjustment in the circumstances.

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(e)	If the Corporation shall set a record date to determine holders of Common Shares for the purpose of entitling such holders to receive any dividend or distribution or any subscription or purchase rights and shall, thereafter and before the distribution to such holders of any such dividend, distribution or subscription or purchase rights, legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights, then no adjustment in the Exercise Price or the number of Common Shares purchasable upon exercise of the Warrant shall be required by reason of the setting of such record date.

(f)	In any case in which this Warrant Certificate shall require that an adjustment shall become effective immediately after a record date for an event referred to in subsection 6(2) hereof, the Corporation may defer, until the occurrence of such event:

(i)	issuing to the Warrantholder, to the extent that the Warrants are exercised after such record date and before the occurrence of such event, the additional Common Shares or other securities issuable upon such exercise by reason of the adjustment required by such event; and

(ii)	delivering to the Warrantholder any distribution declared with respect to such additional Common Shares or other securities after such record date and before such event;

provided, however, that the Corporation shall deliver to the Warrantholder an appropriate instrument evidencing the right of the Warrantholder upon the occurrence of the event requiring the adjustment, to an adjustment in the Exercise Price or the number of Common Shares purchasable upon the exercise of the Warrants and to such distribution declared with respect to any such additional Common Shares issuable on the exercise of the Warrants.

(g)	In the absence of a resolution of the Directors fixing a record date for a Common Share Reorganisation, Rights Offering or Special Distribution, the Corporation shall be deemed to have fixed as the record date therefor the date on which such Common Share Reorganisation, Rights Offering or Special Distribution is effected.

(h)	If a dispute shall at any time arise with respect to adjustments of the Exercise Price or the number of Common Shares purchasable upon the exercise of the Warrants, such disputes shall be conclusively determined by the auditors of the Corporation or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by the Directors, and any such determination shall be conclusive evidence of the correctness of any adjustment made pursuant to subsection 6(2) hereof and shall be binding upon the Corporation and the Warrantholder.

(i)	As a condition precedent to the taking of any action which would require an adjustment pursuant to subsection 6(2) hereof, including the Exercise Price and the number or class of Common Shares or other securities which are to be received upon the exercise thereof, the Corporation shall take any action which may, in the opinion of counsel to the Corporation, be necessary in order that the Corporation may validly and legally issue as fully paid and non-assessable shares all of the Common Shares or other securities which the Warrantholder is entitled to receive in accordance with the provisions of this Warrant Certificate.

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(4)	Notice: At least 15 days prior to the earlier of the record date or effective date of any event which requires or might require an adjustment in any of the rights of the Warrantholder under this Warrant Certificate, including the Exercise Price or the number of Common Shares which may be purchased or subscribed for under this Warrant Certificate, the Corporation shall deliver to the Warrantholder a certificate of the Corporation specifying the particulars of such event and, if determinable, the required adjustment and the calculation of such adjustment. In case any adjustment for which a notice in this subsection 6(4) has been given is not then determinable, the Corporation shall promptly after such adjustment is determinable deliver to the Warrantholder a certificate providing the calculation of such adjustment. The Corporation hereby covenants and agrees that the register of transfers and share transfer books for the Common Shares will be open, and that the Corporation will not take any action which might deprive the Warrantholder of the opportunity of exercising the rights of subscription contained in this Warrant Certificate, during such 15 day period.

7.	Further Assurances: The Corporation hereby covenants and agrees that it will do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, all and every such other act, deed and assurance as the Warrantholder shall reasonably require for the better accomplishing and effectuating of the intentions and provisions of this Warrant Certificate.

8.	Time of Essence: Time shall be of the essence of this Warrant Certificate.

9.	Governing Laws: This Warrant Certificate shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

10.	Amendments: Any provision of this Warrant may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Corporation and the Warrantholder, and, if applicable, the approval of the Toronto Stock Exchange and/or the NYSE MKT. Any amendment or waiver effected in accordance with this section 9 shall be binding upon such Warrantholder and the Corporation. A failure on any particular occasion of the Corporation or the Warrantholder to exercise any right under this Warrant shall not be deemed to constitute a waiver of any other right or of that right on any other occasion.

11.	Notices: All notices or other communications to be given under this Warrant Certificate shall be delivered by hand or by facsimile and, if delivered by hand, shall be deemed to have been given on the delivery date and, if sent by facsimile, on the date of transmission if sent before 4:00 p.m. on a business day or, if such day is not a business day, on the first business day following the date of transmission.

Notices to the Corporation shall be addressed to:

Ur-Energy Inc.

10758 West Centennial Road, Suite 200

Littleton, Colorado

80127

Attention: Roger L. Smith, CFO

Facsimile: +1-720-981-5643

Notices to the Warrantholder shall be addressed to the address of the Warrantholder set out on the face page of this Warrant Certificate.

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The Corporation and the Warrantholder may change its address for service by notice in writing to the other of them specifying its new address for service under this Warrant Certificate.

12.	Legends on Common Shares:

Canadian Legend: Any certificate representing Common Shares issued upon the exercise of the Warrants prior to the date which is four months and one day after the date hereof will bear the following legend:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY AND ANY SECURITY ISSUABLE UPON THE EXERCISE HEREOF MUST NOT TRADE THE SECURITY BEFORE APRIL 20, 2014.";

provided that at any time subsequent to the date which is four months and one day after the date hereof any certificate representing such Common Shares may be exchanged for a certificate bearing no such legends. The Corporation shall cause the registrar and transfer agent to deliver a replacement certificate representing such Common Shares within five business days after receipt of the legended certificate or certificates.

U.S. Legend: Any certificate representing Common Shares issued upon the exercise of the Warrants pursuant to Regulation D under the 1933 Act or pursuant to Regulation S at any time at which the Corporation is not a “foreign issuer” as defined in Rule 902 under the 1933 Act, will bear the following legend:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), OR ANY STATE SECURITIES LAW. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF UR-ENERGY INC. (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT AND IN COMPLIANCE WITH ANY APPLICABLE LOCAL SECURITIES LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT HOLDER HAS DELIVERED TO THE CORPORATION AND THE REGISTRAR AND TRANSFER AGENT AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION AND THE REGISTRAR AND TRANSFER AGENT TO SUCH EFFECT.

provided, that if the Common Shares are being sold under clause (B) above, at a time when the Corporation is a "foreign issuer", as defined in Rule 902 under the 1933 Act, the legend may be removed by providing a declaration to the transfer agent of the Corporation in the form attached as Schedule C hereto or such other evidence as the Corporation or its transfer agent may from time to time prescribe, which may include an opinion of counsel reasonably satisfactory to the Corporation, to the effect that the sale of the securities is being made in compliance with Rule 904 of Regulation S under the 1933 Act.

Notwithstanding the foregoing, certificates evidencing Warrant Shares shall not be required to contain the legend set forth above (i) while a registration statement covering the resale of such Warrant Shares is effective under the 1933 Act, (ii) following any sale of such Warrant Shares pursuant to Rule 144 (assuming the transferor is not an affiliate of the Corporation), (iii) if such Warrant Shares are eligible to be sold, assigned or transferred under Rule 144 (provided that the holder provides the Corporation with reasonable assurances that such Warrant Shares are eligible for sale, assignment or transfer under Rule 144 which shall not include an opinion of counsel), (iv) in connection with a sale, assignment or other transfer (other than under Rule 144), provided that such holder provides the Corporation with an opinion of counsel to such Investor, in a generally acceptable form, to the effect that such sale, assignment or transfer of the Warrant Shares may be made without registration under the applicable requirements of the 1933 Act or (v) if such legend is not required under applicable requirements of the 1933 Act (including, without limitation, controlling judicial interpretations and pronouncements issued by the U.S. Securities and Exchange Commission).

12

13.	Lost Certificate: If this Warrant Certificate or any replacement hereof becomes stolen, lost, mutilated or destroyed, the Corporation shall, on such terms as it may in its discretion impose, acting reasonably, issue and deliver a new certificate, in form identical hereto but with appropriate changes, representing any unexercised portion of the subscription rights represented hereby to replace the certificate so stolen, lost, mutilated or destroyed.

14.	Language: The parties hereto acknowledge and confirm that they have requested that this Warrant Certificate as well as all notices and other documents contemplated hereby be drawn up in the English language. Les parties aux présentes reconnaissent et confirment qu'elles ont exigé que la présente convention ainsi que tous les avis et documents qui s'y rattachent soient rédigés en langue anglaise.

15.	Transfer: The Warrants are transferable to any third party, subject to compliance by the holder with applicable Canadian and U.S. securities laws and with the terms of this Warrant and the term "Warrantholder" shall mean and include any successor or assignee of the current or any future Warrantholder. The Warrants may be transferred by the Warrantholder completing and delivering to the Corporation the transfer form attached hereto as Schedule D.

16.	Successors and Assigns: This Warrant Certificate shall enure to the benefit of the Warrantholder and the successors and assignees thereof and shall be binding upon the Corporation and the successors thereof.

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IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be signed by an authorized officer as of the 19th day of December, 2013.

UR-ENERGY INC.

By:
Authorized Signatory

14

Schedule A

EXERCISE FORM

TO: UR-ENERGY INC.

The undersigned hereby: subscribes for _______________ common shares ("Common Shares") of Ur-Energy Inc. (the "Corporation") (or such other number of common shares or other securities to which such subscription entitles the undersigned in lieu thereof or in addition thereto pursuant to the provisions of the warrant certificate (the "Warrant Certificate") dated the December 19, 2013 issued by the Corporation) at the purchase price of US$1.35 per Common Share (or at such other purchase price as may be in effect under the provisions of the Warrant Certificate) and on and subject to the other terms and conditions specified in the Warrant Certificate and hereunder and encloses herewith a certified cheque, bank draft or has transmitted same day funds by wire or other similar transfer in lawful money of Canada payable to or to the order of the Corporation in payment of the applicable exercise price.

By executing this exercise form, the undersigned represents and warrants that the undersigned:

(a) (i) is outside the United States (as defined in Regulation S promulgated by the United States Securities and Exchange Commission under the United States Securities Act of 1933, as amended, (the “U.S. Securities Act”)) and not a U.S. person (as defined in Regulation S (a “U.S. Person”), at the time of execution and delivery of this notice; (ii) is not exercising the right provided for herein for the account or benefit of a person in the United States or a U.S. Person; (iii) is not exercising Warrants with the intent to distribute either directly or indirectly any of the securities acquirable upon exercise in the United States, except in compliance with the U.S. Securities Act; and (iv) has in all other respects complied with the terms of Regulation S of the U.S. Securities Act; or

(b) (i) purchased the Warrant directly from the Corporation for its own account or the account of another “accredited investor”, as that term is defined in Rule 501(a) (a “U.S. Accredited Investor”) of Regulation D promulgated under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”); (ii) will acquire the Common Shares upon the exercise of the Warrant contemplated hereby solely for its own account or the account of such other U.S. Accredited Investor; (iii) was a U.S. Accredited Investor on the date the Warrant was purchased from the Corporation and continues to be a U.S. Accredited Investor on the date of the exercise of the Warrant; and (iv) if the Warrant is being exercised on behalf of another person, represents, warrants and certifies such person was a U.S. Accredited Investor, on the date the Warrant was purchased from the Corporation and continues to be a U.S. Accredited Investor on the date of the exercise of the Warrant.

15

Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Warrant. The undersigned hereby directs that the Common Shares subscribed for be registered and delivered as follows:

Name in Full	Address	Number of Common Shares

DATED this ___ day of _____________, 201_.

By:

The undersigned hereby directs that the Common Shares subscribed for be registered and delivered as follows:

Name in Full	Address	Number of Common Shares

DATED this ___ day of _____________, 201_ .

By:

2

Schedule B

NOTICE OF NET ISSUANCE EXERCISE

TO: UR-ENERGY INC.

The undersigned hereby: elects to convert that amount of the warrant certificate (the "Warrant Certificate") dated the 19th day of December 2013 issued by the Corporation, as specified below into the specified number of common shares ("Common Shares") of Ur-Energy Inc. (the "Corporation") of U$1.35 per Common Share as is determined pursuant to subsection 1(2) of the Warrant Certificate and on and subject to the other terms and conditions specified in the Warrant Certificate.

By executing this exercise form, the undersigned represents and warrants that the undersigned:

(a) (i) is outside the United States (as defined in Regulation S promulgated by the United States Securities and Exchange Commission under the United States Securities Act of 1933, as amended, (the “U.S. Securities Act”)) and not a U.S. person (as defined in Regulation S (a “U.S. Person”), at the time of execution and delivery of this notice; (ii) is not exercising the right provided for herein for the account or benefit of a person in the United States or a U.S. Person; (iii) is not exercising Warrants with the intent to distribute either directly or indirectly any of the securities acquirable upon exercise in the United States, except in compliance with the U.S. Securities Act; and (iv) has in all other respects complied with the terms of Regulation S of the U.S. Securities Act; or

(b) (i) purchased the Warrant directly from the Corporation for its own account or the account of another “accredited investor”, as that term is defined in Rule 501(a) (a “U.S. Accredited Investor”) of Regulation D promulgated under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”); (ii) will acquire the Common Shares upon the exercise of the Warrant contemplated hereby solely for its own account or the account of such other U.S. Accredited Investor; (iii) was a U.S. Accredited Investor on the date the Warrant was purchased from the Corporation and continues to be a U.S. Accredited Investor on the date of the exercise of the Warrant; and (iv) if the Warrant is being exercised on behalf of another person, represents, warrants and certifies such person was a U.S. Accredited Investor, on the date the Warrant was purchased from the Corporation and continues to be a U.S. Accredited Investor on the date of the exercise of the Warrant.

3

Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Warrant. The undersigned hereby directs that the Common Shares subscribed for be registered and delivered as follows:

Name in Full	Address	Number of Common Shares

DATED this ___ day of _____________, 201_.

By:

The undersigned hereby directs that the Common Shares subscribed for be registered and delivered as follows:

Name in Full	Address	Number of Common Shares

DATED this ___ day of _____________, 201_ .

By:

4

Schedule C

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: UR-ENERGY INC. (the “Corporation”) and the registrar and transfer agent for the common shares of the Corporation:

The undersigned (A) acknowledges that the sale of the securities of the Corporation to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “1933 Act”), and (B) certifies that: (1) the undersigned is not, and is not acting on behalf of, an “affiliate” (as that term is defined in Rule 405 under the 1933 Act) of the Corporation; (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (b) to the knowledge of the seller and any person acting on its behalf the transaction has not been prearranged with a buyer in the United States; (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities; (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the 1933 Act); (5) the seller does not intend to replace such securities sold in reliance on Rule 904 of Regulation S under the 1933 Act with fungible unrestricted securities; and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S under the 1933 Act, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S under the 1933 Act.

Dated ________________________________, ________.

X
Signature of individual (if Purchaser is an
individual)

X
Authorized signatory (if Purchaser is not an
individual)

Name of Purchaser (please print)

Name of authorized signatory (please print)

Official capacity of authorized signatory
(please print)

5

Schedule D

FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto                                                           (include name and address of the transferee) a Warrant exercisable for ____________ shares of common stock, represented by warrant certificate number _________, of Ur-Energy Inc. (the “Corporation”) registered in the name of the undersigned on the register of the Corporation maintained therefor, and hereby irrevocably appoints ______________the attorney of the undersigned to transfer the said securities on the books maintained by the Corporation with full power of substitution.

DATED this _______ day of ___________________, 20___.

Signature of Transferor

Address of Transferor

The undersigned transferee hereby certifies that:

(check one)

_____	said transferee was not offered the Warrants in the United States and is not in the United States or a “U.S. Person” (as defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”)), and is not acquiring the Warrants for the account or benefit of a person in the United States or a U.S. Person; or

_____	enclosed herewith is a customary form of opinion of counsel of recognized standing to the effect that no violation of the U.S. Securities Act or applicable securities laws will result from transfer, exercise or deemed exercise of the Warrants.

It is understood that the Corporation may require additional evidence necessary to verify the foregoing.

DATED:

Address of Transferee:	X
Signature of individual (if Purchaser is an individual)

X
Authorized signatory (if Purchaser is not an individual)

Name of Transferee (please print)

Name of authorized signatory (please print)

Official capacity of authorized signatory (please print)

6

Schedule D

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (the “Agreement”) is made and entered into as of this 18th day of December 2013 by and among Ur-Energy Inc., a corporation continued under the laws of Canada (the “Company”), and the “Investors” named in that certain Purchase Agreement by and among the Company and the Investors (the “Purchase Agreement”). Capitalized terms used herein have the respective meanings ascribed thereto in the Purchase Agreement unless otherwise defined herein.

The parties hereby agree as follows:

1. Certain Definitions.

As used in this Agreement, the following terms shall have the following meanings:

“Common Shares” means the Company’s common shares and any securities into which such shares may hereinafter be reclassified.

“Investors” means the Investors identified in the Purchase Agreement and any Affiliate or permitted transferee of any Investor who is a subsequent holder of any Registrable Securities.

“Prospectus” means (i) the prospectus included in any Registration Statement, as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus, and (ii) any “free writing prospectus” as defined in Rule 405 under the 1933 Act.

“Register,” “registered” and “registration” refer to a registration made by preparing and filing a Registration Statement or similar document in compliance with the 1933 Act (as defined below), and the declaration or ordering of effectiveness of such Registration Statement or document.

“Registrable Securities” means (i) the Shares, (ii) the Common Shares issuable upon the exercise of the Warrants, and (iii) any other securities issued or issuable with respect to or in exchange for Registrable Securities, whether by merger, charter amendment or otherwise; provided, that, a security shall cease to be a Registrable Security upon (A) sale pursuant to a Registration Statement or Rule 144 under the 1933 Act, or (B) such security becoming eligible for sale without restriction by such Investor pursuant to Rule 144.

“Registration Statement” means any registration statement of the Company filed under the 1933 Act that covers the resale of any of the Registrable Securities pursuant to the provisions of this Agreement, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all material incorporated by reference in such Registration Statement.

“SEC” means the U.S. Securities and Exchange Commission.

“Shares” means the Common Shares issued pursuant to the Purchase Agreement.

“Warrants” means the warrants to purchase Common Shares issued pursuant to the Purchase Agreement.

“1933 Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

2. Registration.

(a) Registration Statements. Following the closing of the purchase and sale of the Shares and the Warrants, the Company will use its commercially reasonable efforts to prepare and file with the SEC on or before January 31, 2014 a Registration Statement on Form S-3 or equivalent form registering the resale of the Registrable Securities.

(b) Expenses. The Company will pay all expenses associated with effecting the registration of the Registrable Securities, including filing and printing fees, the Company’s counsel and accounting fees and expenses, costs associated with clearing the Registrable Securities for sale under applicable state securities laws, and listing fees.

(c) Effectiveness.

(i) The Company shall use commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing of the registration statement. The Company shall notify the Investors by facsimile or e-mail as promptly as practicable, and in any event, within forty-eight (48) hours, after any Registration Statement is declared effective and shall simultaneously provide the Investors with copies of any related Prospectus to be used in connection with the sale or other disposition of the securities covered thereby.

(ii) The Company may suspend the use of any Prospectus included in any Registration Statement contemplated by this Section in the event that the Company determines in good faith that such suspension is necessary to (A) delay the disclosure of material non-public information concerning the Company, the disclosure of which at the time is not, in the good faith opinion of the Company, in the best interests of the Company or (B) amend or supplement the affected Registration Statement or the related Prospectus so that such Registration Statement or Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the case of the Prospectus in light of the circumstances under which they were made, not misleading (an “Allowed Suspension”); provided, that the Company shall promptly (a) notify each Investor in writing of the commencement of an Allowed Suspension, but shall not (without the prior written consent of an Investor) disclose to such Investor any material non-public information giving rise to an Allowed Suspension, (b) advise the Investors in writing to cease all sales under the Registration Statement until the end of the Allowed Suspension and (c) use commercially reasonable efforts to terminate an Allowed Suspension as promptly as practicable.

(d) Rule 415; Cutback. If at any time the SEC takes the position that the offering of some or all of the Registrable Securities in a Registration Statement is not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 under the 1933 Act or requires any Investor to be named as an “underwriter”, the Company shall use its best efforts to persuade the SEC that the offering contemplated by the Registration Statement is a valid secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415 and that none of the Investors is an “underwriter”. In the event that, despite the Company’s best efforts and compliance with the terms of this Section 2(d), the SEC refuses to alter its position, the Company shall (i) remove from the Registration Statement such portion of the Registrable Securities (the “Cut Back Shares”) and/or (ii) agree to such restrictions and limitations on the registration and resale of the Registrable Securities as the SEC may require to assure the Company’s compliance with the requirements of Rule 415 (collectively, the “SEC Restrictions”); provided, however, that the Company shall not agree to name any Investor as an “underwriter” in such Registration Statement without the prior written consent of such Investor. Any cut-back imposed on the Investors pursuant to this Section 2(d) shall be allocated among the Investors on a pro rata basis, unless the SEC Restrictions otherwise require or provide or the Investors otherwise agree. From and after the date that the Company is able to effect the registration of such Cut Back Shares in accordance with any SEC Restrictions, all of the provisions of this Section 2 shall again be applicable to such Cut Back Shares and the Company shall use commercially reasonable efforts to file a Registration Statement registering the resale of such Cut Back Shares. Notwithstanding the foregoing, in the event of any cut back pursuant to this Section 2(d), the Company shall first cut back the Registrable Securities under this Agreement before limiting the inclusion of any of the securities held by RMB Australia Holdings Limited or its designee.

(e) Right to Piggyback Registration.

(i) If at any time following the date of this Agreement that any Registrable Securities remain outstanding (A) there is not one or more effective Registration Statements covering all of the Registrable Securities and (B) the Company proposes for any reason to register any Common Shares under the 1933 Act (other than pursuant to a registration statement on Form S-4 or Form S-8 (or a similar or successor form)) with respect to an offering of Common Shares by the Company for its own account or for the account of any of its shareholders, it shall at each such time promptly give written notice to the holders of the Registrable Securities of its intention to do so (but in no event less than ten (10) days before the anticipated filing date) and, to the extent permitted under the provisions of Rule 415 under the 1933 Act, include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within five (5) days after receipt of the Company’s notice (a “Piggyback Registration”). Such notice shall offer the holders of the Registrable Securities the opportunity to register such number of shares of Registrable Securities as each such holder may request and shall indicate the intended method of distribution of such Registrable Securities. The Company shall include in such Piggyback Registration all or any portion of such Registrable Securities each such holder requests to be registered, subject to customary underwriter cutbacks applicable to all holders of registration rights and subject to the applicable terms of such registration rights.

(ii) Notwithstanding the foregoing, (A) if such registration involves an underwritten public offering, the Investors must sell their Registrable Securities to, if applicable, the underwriter(s) at the same price and subject to the same underwriting discounts and commissions that apply to the other securities sold in such offering (it being acknowledged that the Company shall be responsible for other expenses as set forth in Section 2(b)) and subject to the Investors entering into customary underwriting documentation for selling shareholders in an underwritten public offering, and (B) if, at any time after giving written notice of its intention to register any Registrable Securities pursuant to Section 2(e)(i) and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason not to cause such registration statement to become effective under the 1933 Act, the Company shall deliver written notice to the Investors and, thereupon, shall be relieved of its obligation to register any Registrable Securities in connection with such registration; provided, however, that nothing contained in this Section 2(e)(ii) shall limit the Company’s liabilities and/or obligations under this Agreement.

(iii) If a Piggyback Registration is initiated as a primary underwritten offering on behalf of the Company and the managing underwriter advises the Company and the holders of Registrable Securities (if any holders of Registrable Securities have elected to include Registrable Securities in such Piggyback Registration) in writing that in its opinion the number of Common Shares proposed to be included in such registration, including all Registrable Securities and all other Common Shares proposed to be included in such underwritten offering, exceeds the number of Common Shares which can be sold in such offering and/or that the number of Common Shares proposed to be included in any such registration would adversely affect the price per Common Share to be sold in such offering, the Company shall include in such registration (i) first, the number of Common Shares that the Company proposes to sell; (ii) second, the number of Common Shares requested to be included therein by RMB Australia Holdings Limited or its designee; (iii) third, the number of Common Shares requested to be included therein by holders of Registrable Securities, allocated pro rata among all such holders on the basis of the number of Registrable Securities owned by each such holder or in such manner as they may otherwise agree; and (iv) fourth, the number of Common Shares requested to be included therein by holders of Common shares (other than holders of Registrable Securities and RMB Australia Holdings Limited or its designee), allocated among such holders in such manner as they may agree.

3. Company Obligations. The Company will use commercially reasonable efforts to effect the registration of the Registrable Securities in accordance with the terms hereof, and pursuant thereto the Company will, as expeditiously as possible:

(a) use commercially reasonable efforts to cause such Registration Statement to become effective and to remain continuously effective for a period that will terminate upon the earlier of (i) the date on which all Registrable Securities covered by such Registration Statement as amended from time to time, have been sold, and (ii) the date on which all Registrable Securities covered by such Registration Statement may be sold without restriction, other than applicable volume restrictions, pursuant to Rule 144 (the “Effectiveness Period”) and shall advise the Investors in writing when the Effectiveness Period has expired;

(b) prepare and file with the SEC such amendments and post-effective amendments to the Registration Statement and the Prospectus as may be necessary to keep the Registration Statement effective for the Effectiveness Period and to comply with the provisions of the 1933 Act and the 1934 Act with respect to the distribution of all of the Registrable Securities covered thereby;

(c) provide copies to and permit counsel to the Investors to review each Registration Statement and all amendments and supplements thereto no fewer than two (2) Business Days prior to their filing with the SEC;

(d) furnish to the Investors (i) promptly after the same is prepared and publicly distributed, filed with the SEC, or received by the Company (but not later than two (2) Business Days after the filing date, receipt date or sending date, as the case may be) one copy of any Registration Statement and any amendment thereto, each preliminary prospectus and Prospectus and each amendment or supplement thereto, and (ii) such number of copies of a Prospectus, including a preliminary prospectus, and all amendments and supplements thereto and such other documents as each Investor may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Investor that are covered by the related Registration Statement;

(e) use commercially reasonable efforts to (i) prevent the issuance of any stop order or other suspension of effectiveness and, (ii) if such order is issued, obtain the withdrawal of any such order;

(f) prior to any public offering of Registrable Securities, use commercially reasonable efforts to register or qualify or cooperate with the Investors and their counsel in connection with the registration or qualification of such Registrable Securities for offer and sale under the securities or blue sky laws of such jurisdictions in the United States requested by the Investors and do any and all other commercially reasonable acts or things necessary or advisable to enable the distribution in such jurisdictions of the Registrable Securities covered by the Registration Statement; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (i) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(f), (ii) subject itself to general taxation in any jurisdiction where it would not otherwise be so subject but for this Section 3(f), or (iii) file a general consent to service of process in any such jurisdiction;

(g) use commercially reasonable efforts to cause all Registrable Securities covered by a Registration Statement to be listed on each securities exchange, interdealer quotation system or other market on which similar securities issued by the Company are then listed;

(h) immediately notify the Investors, at any time prior to the end of the Effectiveness Period, upon discovery that, or upon the happening of any event as a result of which, the Prospectus includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and promptly prepare, file with the SEC and furnish to such holder a supplement to or an amendment of such Prospectus as may be necessary so that such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

(i) otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the SEC under the 1933 Act and the 1934 Act, including, without limitation, Rule 172 under the 1933 Act, file any final Prospectus, including any supplement or amendment thereof, with the SEC pursuant to Rule 424 under the 1933 Act, promptly inform the Investors in writing if, at any time during the Effectiveness Period, the Company does not satisfy the conditions specified in Rule 172 and, as a result thereof, the Investors are required to deliver a Prospectus in connection with any disposition of Registrable Securities and take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities hereunder; and make available to its security holders, as soon as reasonably practicable, but not later than the Availability Date (as defined below), an earnings statement covering a period of at least twelve (12) months, beginning after the effective date of each Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the 1933 Act, including Rule 158 promulgated thereunder (for the purpose of this subsection 3(i), “Availability Date” means the 45th day following the end of the fourth fiscal quarter that includes the effective date of such Registration Statement, except that, if such fourth fiscal quarter is the last quarter of the Company’s fiscal year, “Availability Date” means the 90th day after the end of such fourth fiscal quarter); and

(j) with a view to making available to the Investors the benefits of Rule 144 (or its successor rule) and any other rule or regulation of the SEC that may at any time permit the Investors to sell the Common Shares to the public without registration, the Company covenants and agrees to: (i) make and keep public information available, as those terms are understood and defined in Rule 144, until the earlier of (A) six months after such date as all of the Registrable Securities may be sold without restriction by the holders thereof pursuant to Rule 144 or any other rule of similar effect or (B) such date as all of the Registrable Securities shall have been resold; (ii) use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the 1934 Act; and (iii) furnish to each Investor upon request, as long as such Investor owns any Registrable Securities, (A) a written statement by the Company that it has complied with the reporting requirements of the 1934 Act, (B) a copy of the Company’s most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q, and (C) such other information as may be reasonably requested in order to avail such Investor of any rule or regulation of the SEC that permits the selling of any such Registrable Securities without registration.

4. [Intentionally Omitted].

5. Obligations of the Investors.

(a) Each Investor shall furnish in writing to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it, as shall be reasonably required to effect the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request. At least five (5) Business Days prior to the first anticipated filing date of any Registration Statement, the Company shall notify each Investor of the information the Company requires from such Investor if such Investor elects to have any of the Registrable Securities included in the Registration Statement. An Investor shall provide such information to the Company at least two (2) Business Days prior to the first anticipated filing date of such Registration Statement if such Investor elects to have any of the Registrable Securities included in the Registration Statement.

(b) Each Investor, by its acceptance of the Registrable Securities agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of a Registration Statement hereunder, unless such Investor has notified the Company in writing of its election to exclude all of its Registrable Securities from such Registration Statement.

(c) Each Investor agrees that, upon receipt of any notice from the Company of either (i) the commencement of an Allowed Suspension pursuant to Section 2(c)(ii) or (ii) the happening of an event pursuant to Section 3(h) hereof, such Investor will immediately discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities, until the Investor is advised by the Company that such dispositions may again be made.

6. Indemnification.

(a) Indemnification by the Company. The Company will indemnify and hold harmless each Investor and its officers, directors, members, employees and agents, successors and assigns, and each other person, if any, who controls such Investor within the meaning of the 1933 Act, against any losses, claims, damages or liabilities, joint or several, to which they may become subject under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon: (i) any untrue statement or omission of any material fact contained in any Registration Statement, any preliminary Prospectus or final Prospectus, or any amendment or supplement thereof; (ii) any blue sky application or other document executed by the Company specifically for that purpose or based upon written information furnished by the Company filed in any state or other jurisdiction in order to qualify any or all of the Registrable Securities under the securities laws thereof (any such application, document or information herein called a “Blue Sky Application”); (iii) the omission to state in a Blue Sky Application a material fact required to be stated therein or necessary to make the statements therein not misleading; or (iv) any violation by the Company or its agents of any rule or regulation promulgated under the 1933 Act applicable to the Company or its agents and relating to action or inaction required of the Company in connection with such registration; and will reimburse such Investor, and each such officer, director or member and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case if and to the extent that any such loss, claim, damage or liability arises out of or is based upon (A) an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by or on behalf of such Investor or any such controlling person in writing specifically for use in such Registration Statement or Prospectus or (B) such Investor’s violation of Section 5(c) hereof.

(b) Indemnification by the Investors. Each Investor agrees, severally but not jointly, to indemnify and hold harmless, to the fullest extent permitted by law, the Company, its directors, officers, employees, shareholders and each person who controls the Company (within the meaning of the 1933 Act) against any losses, claims, damages, liabilities and expense (including reasonable attorney fees) resulting from (i) any untrue statement of a material fact or any omission of a material fact required to be stated in the Registration Statement or Prospectus or preliminary Prospectus or amendment or supplement thereto or necessary to make the statements therein not misleading, to the extent, but only to the extent that such untrue statement or omission is contained in any information furnished in writing by or on behalf of such Investor to the Company specifically for inclusion in such Registration Statement or Prospectus or amendment or supplement thereto or (ii) such Investor’s violation of Section 5(c) hereof. In no event shall the liability of an Investor be greater in amount than the dollar amount of the proceeds (net of all expenses paid by such Investor in connection with any claim relating to this Section 6 and the amount of any damages such Investor has otherwise been required to pay by reason of such untrue statement or omission) received by such Investor upon the sale of the Registrable Securities included in the Registration Statement giving rise to such indemnification obligation.

(c) Conduct of Indemnification Proceedings. Any person entitled to indemnification hereunder shall (i) give prompt notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (a) the indemnifying party has agreed to pay such fees or expenses, or (b) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person or (c) in the reasonable judgment of any such person, based upon written advice of its counsel, a conflict of interest exists between such person and the indemnifying party with respect to such claims (in which case, if the person notifies the indemnifying party in writing that such person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such person); and provided, further, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation.

(d) Contribution. If for any reason the indemnification provided for in the preceding paragraphs 6(a) and 6(b) is unavailable to an indemnified party or insufficient to hold it harmless, other than as expressly specified therein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnified party and the indemnifying party, as well as any other relevant equitable considerations. No person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the 1933 Act shall be entitled to contribution from any person not guilty of such fraudulent misrepresentation. In no event shall the contribution obligation of a holder of Registrable Securities be greater in amount than the dollar amount of the proceeds (net of all expenses paid by such holder in connection with any claim relating to this Section 6 and the amount of any damages such holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission) received by it upon the sale of the Registrable Securities giving rise to such contribution obligation.

7. Miscellaneous.

(a) Amendments and Waivers. This Agreement may be amended only by a writing signed by the Company and the Required Investors. The Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company shall have obtained the written consent to such amendment, action or omission to act, of the Required Investors.

(b) Notices. All notices and other communications provided for or permitted hereunder shall be made as set forth in Section 9.4 of the Purchase Agreement.

(c) Assignments and Transfers by Investors. The provisions of this Agreement shall be binding upon and inure to the benefit of the Investors and their respective successors and assigns. An Investor may transfer or assign, in whole or from time to time in part, to one or more persons its rights hereunder in connection with the transfer of Registrable Securities by such Investor to such person, provided that such Investor complies with all laws applicable thereto and provides written notice of assignment to the Company promptly after such assignment is effected.

(d) Assignments and Transfers by the Company. This Agreement may not be assigned by the Company (whether by operation of law or otherwise) without the prior written consent of the Required Investors, provided, however, that in the event that the Company is a party to a merger, consolidation, share exchange or similar business combination transaction in which the Common Shares is converted into the equity securities of another Person, from and after the effective time of such transaction, such Person shall, by virtue of such transaction, be deemed to have assumed the obligations of the Company hereunder, the term “Company” shall be deemed to refer to such Person and the term “Registrable Securities” shall be deemed to include the securities received by the Investors in connection with such transaction unless such securities are otherwise freely tradable by the Investors after giving effect to such transaction.

(e) Benefits of the Agreement. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(f) Counterparts. This Agreement may be executed and delivered (by facsimile, PDF or other electronic transmission) in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(g) Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(h) Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof but shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by applicable law, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereby waive any provision of law which renders any provisions hereof prohibited or unenforceable in any respect.

(i) Further Assurances. The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

(j) Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

(k) Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the federal courts located in the United States District Court for the District of Colorado for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

[signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

The Company:	UR-ENERGY INC.

By: /s/ Wayne W Heili
Name: Wayne W. Heili
Title: President and Chief Executive Officer

The Investors:

BGF World Energy Fund	Signed by E. Jeffrey Peierls on
By: BlackRock Investment Manager	behalf of the entities listed below:
(UK) Limited, its Investment Advisor
The Peierls Foundation, Inc.
Per: /s/Poppy Allonby
Poppy Allonby	UD E.F. Peierls for Brian E. Peierls
Managing Director
UD E.F. Peierls for E. Jeffrey Peierls
Per: /s/A. Bishop
A. Bishop	UD J.N. Peierls for Brian Eliot Peierls
Director
UD J.N. Peierls for E. Jeffrey Peierls
Aspire Capital Fund LLC
by Aspire Capital Partners, LLC, its	UD E.S. Peierls for E.F. Peierls et al
Manager
UW E.S. Peierls for Brian E. Peierls - Accumulation
Per: /s/Steven G. Martin
President of SGM Holdings Corp, its	UW E.S. Peierls for E. Jeffrey Peierls - Accumulation
Manager
UW J.N. Peierls for Brian E. Peierls
Brio Capital Master
UW J.N. Peierls for E. Jeffrey Peierls
Per: /s/Shaye Hirsch
Director	UD Ethel F. Peierls Charitable Lead Trust

Anson Investments Master Fund LP	/s/E. Jeffrey Peierls
E. Jeffrey Peierls
Per: /s/Adam Spears	Trustee
Director, MSV Advisors Inc.
/s/ James J. Miller
/s/ E. Jeffrey Peierls	James Miller
E. Jeffrey Peierls
/s/ Jeffrey A. Beunier
/s/ Brian Eliot Peierls	Jeffrey A. Beunier
Brian Eliot Peierls
Hudson Bay Master Fund, Ltd.
Lazarus Investment Partners
LLP	Per: /s/George Antonopoulos
George Antonopoulos
Per: /s/Justin Borus	Authorized Signor
Manager

Exhibit A

Plan of Distribution

The selling shareholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling Common Shares or interests in Common Shares received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their Common Shares or interests in Common Shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling shareholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the Common Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Common Shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer the Common Shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our Common Shares or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Shares in the course of hedging the positions they assume. The selling shareholders may also sell our Common Shares short and deliver these securities to close out their short positions, or loan or pledge the Common Shares to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling shareholders from the sale of the Common Shares offered by them will be the purchase price of the Common Shares less discounts or commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Common Shares to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the Common Shares or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, our Common Shares to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the Common Shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Common Shares may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling shareholders against certain liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling shareholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which all of the shares may be sold without restriction pursuant to Rule 144 of the Securities Act.

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